PATRICK INDUSTRIES

ANNUAL REPORT 2003



LETTER TO SHAREHOLDERS

It is a pleasure to report to you on the progress that has been made, in light of the difficult economic conditions, at Patrick Industries over the past year as well as the initiatives that we are focused on for 2004 and beyond. From a financial perspective, 2003 was a difficult year. Net sales decreased 11% from $308,755,000 in 2002 to $274,682,000 in 2003 and net income decreased $150,000 from $95,000, or $.02 per share in 2002 to a loss of $55,000, or -$.01 in 2003.

The markets that the Company serves experienced both challenges and opportunities. The Manufactured Housing Industry, which makes up approximately 41% of 2003 sales, continued into its fifth year of declines, shipping 22.3% less homes. Financing at both the dealer and retail levels remained constricted and the manufacturers were forced to continue their restructuring and right-sizing efforts in order to better position themselves for the eventual growth of the industry. There have been, however, some positive indications that this may be the bottom of this particular economic cycle in this industry including the potential entrance of some new lenders into the financing arena and the acquisition of one of the major manufacturers by Berkshire Hathaway. Shipment estimates are projected to be better than the 2003 levels. The Recreational Vehicle industry, which comprises 31% of 2003 sales, on the other hand has experienced two consecutive years of growth, and shipments in 2003 that were the second highest in the last 25 years. Confidence remains high as consumer demand for these products has remained steady, demographic statistics and trends are positive, and shipment estimates for 2004 are projected to be higher than the 2003 levels. The Industrial market segment, which makes up the remaining 28% of 2003 sales, continues to be an area of focus and strategic growth opportunity for the Company. Our growing production and value added capabilities as well as our nationwide presence make us an ideal quality and positive economic alternative for current manufacturers in this marketplace. Our efforts are now more focused and we have dedicated resources in place to help identify, develop, and capitalize on opportunities to grow our market share in this arena.

While 2003 proved to be a year with many challenges, we remain focused on our strategic initiatives and long term prospects for the business. From a strategic perspective, 2004 is going to be a year where we will be establishing a foundation for future growth through capital investment in people, property, and equipment. Additionally, we are diligent in exploring business acquisitions that will fit into our core business model. We have increased the size of our sales force and our capital expenditure plan for 2004. In addition to equipment project upgrades that extend through 2005, we just completed the purchase of a 155,000 square foot facility in Elkhart, IN where we will consolidate our Elkhart manufacturing operations. We are also in the preliminary stages of building a new $1.8 million distribution facility on our Fontana, California property. These two projects will allow us more operational efficiencies and eliminate three leased facilities. From an administrative perspective, we are excited with the election of Paul E. Hassler as President and Chief Executive Officer effective April 5, 2004. Paul has over 32 years of industry experience and was a major factor in establishing and maintaining our very successful presence over the last 17 years in the west coast markets.

We have continued to be proactive in making adjustments to keep the Company positioned for a positive return in the marketplace and our restructuring efforts not only in 2004, but in previous years have helped to streamline the Company to position it to take advantage of an upturn in the market. Our balance sheet remains very strong and we have the liquidity to direct our strategic growth initiatives and help drive more profitable operations. We are extremely committed to providing quality products and exceptional customer service and we are proud of the achievements that we have accomplished over the past year. We want to thank our shareholders, employees, customers, vendors, and friends for your support and in helping us achieve and maintain this status.

Keith V. Kankel

Keith V. Kankel
President and Chief Executive Officer

THE COMPANY

Patrick Industries, Inc. is one of the leading manufacturers of building products and materials to the Manufactured Housing and Recreational Vehicle Industries in the United States and also supplies products to other markets, including furniture, marine, architectural and automotive. In addition, the Company is an independent wholesale distributor of pre-finished wall and ceiling panels, particleboard, hardboard siding, roofing products, high pressure laminates, passage doors, building hardware, insulation and other related products. The Company operates 12 distribution centers and 17 manufacturing facilities coast to coast in 13 states.

SELECTED FINANCIAL DATA

As of or for the Year Ended December 31,

	2003	2002	2001	2000	1999
	(dollars in thousands, except per share amounts)				
Net sales	$274,682	$308,755	$293,070	$361,620	$457,356
Gross profit	32,183	39,193	34,012	41,905	57,339
Warehouse and delivery expenses	12,916	14,329	14,407	15,140	16,715
Selling, general, and administrative expenses	18,442	23,546	24,926	25,241	27,058
Impairment charges	—	—	2,834	6,937	—
Restructuring charges	235	269	423	718	—
Interest expense, net	680	891	962	1,224	1,393
Income taxes (credits)	(35)	63	(3,769)	(2,821)	4,769
Net income (loss)	(55)	95	(5,771)	(4,534)	7,404
Basic earnings (loss) per common share	(.01)	.02	(1.28)	(0.89)	1.30
Diluted earnings (loss) per common share	(.01)	.02	(1.28)	(0.89)	1.29
Weighted average common shares outstanding	4,601	4,547	4,524	5,118	5,714
Cash dividends, per common share	.04	.16	.16	.16	.16
Working capital	35,635	38,566	39,082	41,416	47,553
Total assets	81,142	86,466	91,970	102,520	126,203
Long-term debt	7,771	11,443	15,114	18,786	22,457
Shareholders' equity	59,248	59,279	59,504	66,250	79,567

BOARD OF DIRECTORS

Harold E. Wyland
Retired Vice President-Sales of the Company.
Director since 1989

Mervin D. Lung
Chairman Emeritus
Director since 1961

David D. Lung
Former President and Chief Executive Officer of the Company.
Director since 1977

Terrence D. Brennan
Retired President & CEO, NBD Bank, Elkhart, Indiana 1973-1997.
Director since 1999

Robert C. Timmins
Retired Vice President and Director of a Musical Instruments Company.
Director since 1987

Larry D. Renbarger
Retired CEO of Shelter Components in 1998.
Director since 2002

Walter E. Wells
Retired President and CEO of Schult Homes Corporation.
Director since 2001

Keith V. Kankel
Retired Vice President-Finance & Secretary-Treasurer of the Company.
Director since 1977

John H. McDermott
Of counsel to the law firm McDermott, Will & Emery.
Director since 1969

TRANSFER AGENT AND REGISTRAR

National City Bank
Cleveland, OH

AUDITORS

McGladrey & Pullen, LLP, Elkhart, IN

NET SALES*


$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
2003
2002
2001
2000
1999

EBITDA*


$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
2003
2002
2001
2000
1999

WORKING CAPITAL*


$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
2003
2002
2001
2000
1999

EQUITY PER SHARE


$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$0.00
2003
2002
2001
2000
1999

DEBT TO EQUITY


.80
.70
.60
.50
.40
.30
.20
.10
.0
2003
2002
2001
2000
1999

STOCK PRICE
AT DECEMBER 31ST


$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
2003
2002
2001
2000
1999

Year	Current Ratio	Net Income (Loss)*	Basic Earnings (Loss) Per Share	Dividends Per Share
2003	4.1	($55)	($0.01)	$0.04
2002	4.0	95	0.02	$0.16
2001	3.6	(5,771)	(1.28)	$0.16
2000	3.9	(4,534)	(0.89)	$0.16
1999	3.3	7,404	1.30	$0.16

Year	Days Sales Outstanding in Receivables**	Inventory Turns Per Year**	Percent Return On Assets	Percent Return On Equity
2003	21.5	8.3	0	0
2002	21.7	8.6	0.1	0.2
2001	22.8	8.3	-6.3	-9.7
2000	21.5	7.9	-4.4	-6.8
1999	21.5	8.9	5.9	9.3

*In thousands **Based on average balances throughout the year

Patrick Industries, Inc. quarterly earnings statements and all other press releases are available, for those with internet capabilities, through PR Newswire Company, as well as our own internet web site. For a menu of Patrick's news releases or to retrieve a specific release, access HTTP://www.prnewswire.com on the internet. The Company's own internet address is HTTP://www.patrickind.com. The Company's common stock trades on the Nasdaq Stock Market[SM] under the symbol PATK.

A copy of the Annual Report Form 10-K as filed with the Securities and Exchange Commission will be furnished to shareholders without charge upon written request to the Secretary of the Company.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)
[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2003 or
[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file Number 0-3922
PATRICK INDUSTRIES, INC.
(Exact name of Company as specified in its charter)

Indiana	35-1057796
(State or other jurisdiction of incorporation or organization)	(IRS Employer identification No.)

1800 South 14th Street, P.O. Box 638, Elkhart, Indiana	46515
(Address of principal executive offices)	(ZIP code)

Company's telephone number, including area code: (574) 294-7511

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK, WITHOUT PAR VALUE
PREFERRED SHARE PURCHASE RIGHTS
(Title of each class)

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No ________

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Company's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K [ ]

Indicate by check mark whether the registrant is an accelerated filer. YES______ NO __X__

The aggregate market value of the voting stock held by non-affiliates of the Company on June 30, 2003 (based upon the closing price on NASDAQ and an estimate that 76.3% of the shares are owned by non-affiliates) was $22,374,322. The closing market price was $6.38 on that day and 4,596,261 shares of the Company's common stock were outstanding.

As of March 16, 2004 there were 4,676,549 shares of the Company's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the Company's Proxy Statement for its Annual Meeting of Shareholders to be held on May 14, 2004 are incorporated by reference into Parts III of this Form 10-K.

ITEM 1. BUSINESS

The Company is a leading manufacturer and supplier of building products and materials to the Manufactured Housing and Recreational Vehicle industries. In addition, the Company is a supplier to certain other industrial markets, such as furniture manufacturing, marine, architectural, and the automotive aftermarket. The Company manufactures decorative vinyl and paper panels, wrapped mouldings, cabinet doors, electronic desks, kitchen cabinets, countertops, aluminum extrusions, drawer sides, adhesives, and laminating machines. The Company is also an independent wholesale distributor of pre-finished wall and ceiling panels, drywall and drywall finishing products, particleboard, vinyl and cement siding, interior passage doors, roofing products, high pressure laminates, decorative mirrors and glass, insulation, and other related products.

The Company has a nationwide network of distribution centers for its products, thereby reducing intransit delivery time and cost to the regional manufacturing plants of its customers. The Company believes that it is one of the few suppliers to the Manufactured Housing and Recreational Vehicle industries that have such a nationwide network. The Company maintains five manufacturing plants and a distribution facility near its principal offices in Elkhart, Indiana, and operates eleven other warehouse and distribution centers and twelve other manufacturing plants in twelve other states.

Strategy

Over time, the Company has developed very strong working relationships with its customers. In so doing, the Company has oriented its business and expansion to the needs of these customers. These customers include all of the larger Manufactured Housing and Recreational Vehicle manufacturers. The Company's customers generally demand high quality standards and a high degree of flexibility from their suppliers. The result has been that the Company focuses on maintaining and improving the quality of its manufactured products, and has developed a nationwide manufacturing and distribution presence in response to its customers' need for flexibility. As the Company explores new markets and industries, it believes that this nationwide network provides it with a strong foundation for expansion.

The Company continually seeks to improve its position as a leading supplier to the Manufactured Housing and Recreational Vehicle industries and other industries to which its products, manufacturing processes, or sales and distribution system are applicable. Currently, approximately 41% of the Company's sales are to the Manufactured Housing industry, 31% to the Recreational Vehicle industry, and 28% to other industries compared to 2002 where sales were 47%, 30% and 23%, respectively. These industries, and the impact that they have on their suppliers, are characterized by cyclical demand and production, small order quantities, and short lead times. These characteristics have an impact on the suppliers, many of whom tend to be small, regional, and specific product line companies.

Management has identified several tools which it expects to utilize to accomplish its operating strategies, including the following:

Diversification into Additional Industries

While the Company continually seeks to improve its position as a leading supplier to the Manufactured Housing and Recreational Vehicle industries, it is also seeking to expand its product lines into other industrial markets. Many of the Company's products, such as its countertops, cabinet doors, laminated panels, and shelving, have applications in the furniture and cabinetry markets. In addition, the manufacturing processes for the Company's aluminum extrusions are easily applied to the production of products for the marine, automotive and truck accessories markets and aftermarkets, and many other markets. The Company's adhesives are produced for almost all industrial applications.

Because order size from these additional industries tends to be for larger numbers of units, the Company enjoys better production efficiencies for these orders. The Company believes that diversification into additional industries will reduce its vulnerability to the cyclical nature of the Manufactured Housing and Recreational Vehicle industries. In addition, the Company believes that its nationwide manufacturing and distribution capabilities enable it to serve its customers more effectively and position itself for product expansion.

Expansion of Manufacturing Capacity

In the last 5 years, the Company has invested approximately $22.6 million to upgrade existing facilities and equipment and to purchase manufacturing and distribution facilities for its laminated paneling products, industrial adhesives, cabinet doors, and furniture components. The capacity created by these investments has enabled the Company to accommodate future growth in the Company's product lines and markets.

Strategic Acquisitions and Expansion

The Company supplies a broad variety of building material products and, with its nationwide manufacturing and distribution capabilities, is well-positioned for the introduction of new products. The Company, from time to time, considers the acquisition of additional product lines, facilities or other assets to compliment or expand its existing business. In 1999, the Company expanded the Sun Adhesive facility in Decatur, Alabama to increase capacity and in March, 2004, the Company purchased a new building complex in Elkhart, Indiana for the consolidation of its manufacturing operations in that area. This acquisition should provide opportunities for improved efficiencies and capacity for future growth both in manufacturing and distribution operations.

Restructuring and Impairment

In the last three years the Company has incurred restructuring charges of $0.9 million related to the closing, consolidation, and relocation of five manufacturing divisions in various states. The charges included severance payments, write-down of obsolete inventories, equipment relocation, and future rental commitments related to closed facilities. These strategic initiatives were done to eliminate duplication of efforts, close negative performing operations, and increase volume levels at other locations. The majority of cost savings related to these plans will be realized in future years.

Additionally, in the last three years the Company has incurred impairment charges of $2.8 million related to the write-down of the net book value of long-lived assets primarily in the Company's Wood and Other segments. The impairment costs were calculated by estimating discounted future cash flow and comparing it to the carrying value of these assets. These write-downs were non-cash charges and effectively eliminated all of the goodwill on the Company's books as well as reducing future yearly depreciation expense.

Business Segments

The Company's operations through December 31, 2003 comprise four reportable segments. Information related to those segments is contained in "Note 14-Segment Information" appearing in the financial statements included herein as noted in the index appearing under Item 15(a)(1) and (2). Beginning in 2004, the Company's operations will be presented in three reportable segments.

Principal Products

The Company distributes pre-finished wall and ceiling panels, vinyl and cement siding, roofing products, high pressure laminates, passage doors, building hardware, insulation, decorative mirrors and glass and other products. Through its manufacturing divisions, the Company manufactures decorative vinyl and paper panels, cabinet doors, shelving, countertops, wrapped wood mouldings, aluminum extrusions, drawer sides, furniture components, wood adhesives, and laminating presses. In conjunction with its manufacturing capabilities, the Company also provides value added processes including custom fabrication, edge-banding, drilling, and cut to size capabilities.

Pre-finished wall panels contributed more than 10% to total sales. The percentage contributions of this class of product to total sales was 39.6%, 36.5%, and 36.0% for the years ended December 31, 2003, 2002, and 2001, respectively.

The Company has no material patents, licenses, franchises, or concessions and does not conduct significant research and development activities.

Manufacturing Processes and Operations

The Company's laminating facilities utilize various materials including gypsum, particleboard, plywood, and fiberboard which are bonded by adhesives or a heating process to a number of products including vinyl, paper, foil, and high pressure laminate. These laminated products are utilized to produce furniture, shelving, wall, counter, and cabinet products with a wide variety of finishes and textures.

The Company's Metals division utilizes technology to produce aluminum extrusions for framing and window applications. In addition, this division makes extrusions for running boards, accessories and parts for trucks, vans, automobiles, marine industry products, and other construction-related materials.

The Company manufactures two distinct cabinet door product lines. One product line is manufactured from raw lumber utilizing solid oak and other hardwood materials. The Company's other line of doors is made of laminated fiberboard. The Company's doors are sold mainly to the Manufactured Housing and Recreational Vehicle industries, and the Company also markets to the cabinet manufacturers and "ready-to-assemble" furniture manufacturers.

The Company's adhesive division, which supplies adhesives used in most of the Company's manufacturing processes and to outside industrial customers, uses a process of mixing non-toxic non-hazardous chemicals with water to produce adhesives sold in tubes, pails, barrels, totes, and rail tank cars.

Markets

The Company is engaged in the manufacturing and distribution of building products and material for use primarily by the Manufactured Housing and Recreational Vehicle industries and other Industrial markets.

Manufactured Housing

The Manufactured Housing industry has historically served as a more affordable alternative to the home buyer. Because of the relatively lower cost of construction as compared to site-built homes, manufactured homes traditionally have been one of the principal means for first-time home buyers to overcome the obstacles of large down payments and higher monthly mortgage payments. Manufactured housing also presents an affordable alternative to site-built homes for retirees and others desiring a lifestyle in which home ownership is less burdensome than in the case of site-built homes. The increase in square footage of living space in manufactured homes created by multi-sectional models has made them more attractive to a larger segment of home buyers.

Manufactured homes are built in accordance with national, state, and local building codes. Manufactured homes are factory-built and transported to a site where they are installed, often permanently. Some manufactured homes have design limitations imposed by the constraints of efficient production and over-the-road transit. Delivery expense limits the effective competitive shipping range of the manufactured homes to approximately 400 to 600 miles.

Modular homes, which are a component of the manufactured housing industry, are factory built homes that are built in sections and transported to the site for installation. These homes are generally set on a foundation and are subject to land/home financing conditions. These units in recent years have been gaining in popularity due to their aesthetic similarity to site-built homes and their relatively less expensive cost as well as their less restrictive access to financing when compared to the chattel lending market.

The Manufactured Housing industry is cyclical and is affected by the availability of alternative housing such as apartments, town houses, and condominiums. In addition, interest rates, availability of financing, regional population, employment trends, and general regional economic conditions affect the sale of manufactured homes. The Manufactured Housing Institute reported that during the four-year period ended December 31, 1991, shipments of manufactured homes declined 26.6% to a total of approximately 171,000 units nationally in 1991. The reported number of units increased sharply in the five years following 1991, with increases in each of those years. Manufactured home unit shipments reached a peak for the latest cycle in 1998 at 372,800, which represents 118% more units than in 1991. The industry has seen an approximate 65% decline in unit shipments since 1998, with 2003 shipments finishing at 130,900.

These cycles have a historic precedent. The Company believes that the factors responsible for the national decline prior to 1992 included weakness in the manufacturing, agricultural, and, in particular, oil industry sectors. These industry sectors have historically provided a significant portion of the Manufactured Housing industry's customer base. Additionally, high vacancy rates in apartments, high levels of repossession inventories, and over-built housing markets in certain regions of the country resulted in fewer sales of new manufactured homes in the past. Changes in these market characteristics had caused the manufactured housing cycle to change positively until 1999. Beginning in mid-1999 and continuing through 2003, the Manufactured Housing industry has had to contend with increased repossessed inventory levels, credit requirements that became more stringent, and a reduction in availability of lenders for both retail and dealers. As a result, the industry has experienced four consecutive years of significant declines in the number of industry shipments with 2003 finishing at levels which were almost 62% lower than those experienced in 1999. There is speculation that the coming year will provide an increase of approximately 5% to 10% in unit shipments from the 2003 levels, however nothing tangible has been seen yet. Repossessed inventory levels have been reduced to a manageable level, however the availability of financing and access to the Asset-Backed securities market is still restricted. Additionally, employment growth is needed to provide more significant increased demand, thus resulting in increased production and shipment levels.

Manufactured Housing Shipments:

1990 - 188,200
1991 - 170,700
1992 - 210,800
1993 - 254,300
1994 - 303,900
1995 - 339,600
1996 - 363,400
1997 - 353,400
1998 - 372,800
1999 - 348,700
2000 - 250,600
2001 - 193,200
2002 - 168,500
2003 - 130,900

Recreational Vehicles

The Recreational Vehicle industry has been characterized by cycles of growth and contraction in consumer demand reflecting prevailing general economic conditions which affect disposable income for leisure time activities. Fluctuations in interest rates, consumer confidence, and concerns about the availability and price of gasoline, in the past, have had an adverse impact on recreational vehicle sales. Recently the industry has been characterized by increased demand as a result of continued growth in disposable incomes, low inflation, low interest rates and renewed growth in employment. Long term trends point to market growth because of favorable demographics.

Recreational vehicle classifications are based upon standards established by the Recreational Vehicle Industry Association. The principal types of recreational vehicles include conventional travel trailers, folding camping trailers, fifth wheel trailers, motor homes, and van conversions. These recreational vehicles are distinct from mobile homes, which are manufactured houses designed for permanent and semi-permanent residential dwelling.

Conventional travel trailers and folding camping trailers are non-motorized vehicles which are designed to be towed by passenger automobiles, pick-up trucks, or vans. They provide comfortable, self-contained living facilities for short periods of time. Conventional travel trailers and folding camping trailers are towed by means of a frame hitch attached to the towing vehicle. Fifth wheel trailers, designed to be towed by pick-up trucks, are constructed with a raised forward section that is attached to the bed area of the pick-up truck. This allows for a bi-level floor plan and more living space than a conventional travel trailer.

A motor home is a self-powered vehicle built on a motor vehicle chassis. The interior typically includes a driver's area, kitchen, bathroom, dining, and sleeping areas. Motor homes are self-contained with their own lighting, heating, cooking, refrigeration, sewage holding, and water storage facilities. Although they are not designed for permanent or semi-permanent living, motor homes do provide comfortable living facilities for short periods of time.

Van conversions are conventional vans modified for recreational or other use.

Sales of recreational vehicle products have been cyclical. Shortages of motor vehicle fuels and significant increases in fuel prices have had a material adverse effect on the market for recreational vehicles in the past, and could adversely affect demand in the future. The Recreational Vehicle industry is also affected by the availability and terms of financing to dealers and retail purchasers. Substantial increases in interest rates and decreases in the general availability of credit have had a negative impact upon the industry in the past and may do so in the future. Recession and lack of consumer confidence generally results in a decrease in the sale of leisure time products such as recreational vehicles.

The industry shipped 321,200 units in 1999. Increased gasoline prices and uncertainty with regards to the economy resulted in shipment declines over the next two years of more than 20%. The industry rebounded in 2002 due to improved consumer confidence, depleted dealer inventories, lower interest rates, and a fear of flying after the September 11, 2001 terrorist attacks. Shipment levels in 2003 improved yet again almost to the 1999 levels and 2004 shipments are expected to be better than those attained in 2003.

Recreational Vehicle Shipments:
1990 - 173,100
1991 - 163,300
1992 - 203,400
1993 - 227,800
1994 - 259,200
1995 - 247,000
1996 - 247,500
1997 - 254,500
1998 - 292,700
1999 - 321,200
2000 - 300,100
2001 - 256,800
2002 - 311,000
2003 - 320,800

Other Markets

Many of the Company's products, such as its countertops, laminated panels, cabinet doors, and shelving may be utilized in the furniture and cabinetry markets. The Company's aluminum extrusion process is easily applied to the production of accessories for trucks, vans, and automobiles, as well as architectural and certain other building products. The Company's adhesives are marketed in many industrial adhesive markets.

While demand in these industries also fluctuates with general economic cycles, the Company believes that these cycles are less severe than those in the Manufactured Housing and Recreational Vehicle industries. As a result, the Company believes that diversification into these new markets will reduce its reliance on the markets it has traditionally served and will mitigate the impact of their historical cyclical patterns on its operating results.

Marketing and Distribution

The Company's sales are to Manufactured Housing and Recreational Vehicle manufacturers and other building products manufacturers. The Company has approximately 2,000 customers. The Company has three customers, who together accounted for approximately 26% and 27% of the Company's total sales in 2003 and 2002, respectively. Ten other customers collectively accounted for approximately 19% of 2003 sales. The Company believes it has good relationships with its customers.

Products for distribution are purchased in carload or truckload quantities, warehoused, and then sold and delivered by the Company. Approximately 43% of the Company's distribution segment products are shipped directly from the suppliers to the customers. The Company typically experiences a two to four week delay between issuing its purchase orders and delivering of products to the Company's warehouses or customers. The Company's customers do not maintain long-term supply contracts, and therefore the Company must bear the risk of accurate advance estimation of customer orders. The Company maintains a substantial inventory to satisfy these orders. The Company has no significant backlog of orders.

The Company operates twelve warehouse and distribution centers and seventeen manufacturing plants located in Alabama, Arizona, California, Florida, Georgia, Indiana, Kansas, Minnesota, Nevada, North Carolina, Oregon, Pennsylvania, and Texas. Through the use of these facilities, the Company is able to minimize its in-transit delivery time and cost to the regional manufacturing plants of its customers.

Suppliers

During the year ended December 31, 2003, the Company purchased approximately 67% of its raw materials and distributed products from twenty different suppliers. The five largest suppliers accounted for approximately 40% of the Company's purchases. Materials are primarily commodity products, such as lauan, gypsum, aluminum, particleboard, and other lumber products which are available from many suppliers. Alternate sources of supply are available for all of the Company's major materials.

Competition

The Manufactured Housing and Recreational Vehicle industries are highly competitive with low barriers to entry. This level of competition carries through to the suppliers to these industries. Competition is based primarily on price, product features, quality, and service. The Company has several competitors in each of its classes of products. Some manufacturers and suppliers of materials purchased by the Company also compete with it and sell directly to the same industries. Most of the Company's competitors compete with the Company on a regional basis. In order for a competitor to compete with the Company on a national basis, the Company believes that a substantial capital commitment and experienced personnel would be required. The industrial markets in which the Company continues to expand are also highly competitive.

Employees

As of December 31, 2003, the Company had 1,065 employees of which 952 employees were engaged directly in production, warehousing, and delivery operations, 54 in sales, and 59 in office and administrative activities. There are three manufacturing plants and one distribution center covered by collective bargaining agreements. The Company considers its relationships with its employees to be good.

The Company provides retirement, group life, hospitalization, and major medical plans under which the employee pays a portion of the cost.

Executive Officers of the Company

The following table sets forth the executive officers of the Company, as of December 31, 2003:

Name	Position
Keith V. Kankel	Interim President and Chief Executive Officer
Andy L. Nemeth	Vice President Finance, Secretary-Treasurer and Chief Financial Officer
Gregory J. Scharnott	Vice President Operations and Distribution – East
Paul E. Hassler	Vice President Operations and Distribution - West (President and Chief Executive Officer effective April 5, 2004)
Alan M. Rzepka	Vice President Sales & Marketing

Keith V. Kankel (age 61) assumed the position of Interim President and Chief Executive Officer of the Company in October, 2003 following the resignation of David D. Lung. Mr. Kankel previously held the position of Secretary-Treasurer from 1974 through 2002 and Vice President of Finance from 1987 through July, 2002, when he retired. He will continue as Interim President and Chief Executive Officer until April 5, 2004, after which he will remain with the Company for the remainder of the year on a part time basis as Vice President of Special Projects. Mr. Kankel has been a member of the Board of Directors of the Company since 1977.

Andy L. Nemeth (age 35) assumed the position of Secretary-Treasurer in July, 2002, and in May, 2003, Mr. Nemeth was elected Vice President Finance. Mr. Nemeth was a Division Controller from May, 1996 to July, 2002 and prior to that he spent five years in public accounting with Coopers & Lybrand (now Pricewaterhouse Coopers).

Gregory J. Scharnott (age 54) was elected Vice President Operations and Distribution - East in December, 2003. Prior to that, Mr. Scharnott was Executive Director of Midwest Operations from February, 2001 to June, 2002, and Vice President of Operations from June, 2002 to December, 2003. Mr. Scharnott has over 25 years of manufacturing management experience, including 20 years with the General Electric Company.

Paul E. Hassler (age 56) assumed the position of Vice President Operations and Distribution - West in December, 2003. Prior to that, Mr. Hassler served as General Manager of California Operations from 1986 to 1994 and Executive Director of West Coast Operations from 1994 to 2003. Mr. Hassler has over 32 years of Manufactured Housing and Recreational Vehicle experience in various capacities. In February, 2004, Mr. Hassler was elected President and Chief Executive Officer of the Company effective April 5, 2004.

Alan M. Rzepka (age 47) assumed the position of Vice President of Sales & Marketing in May, 2000. Mr. Rzepka was National Sales Manager from January, 1997 to May, 2000 and prior to that was Director of Manufacturing Purchasing since 1994.

Website Access to Company Reports

We make available free of charge through our website, www.patrickind.com, (1) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission and (2) the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters, our Corporate Governance Guidelines and our Corporate Compliance and Code of Ethics Policy. Our internet website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K.

ITEM 2. PROPERTIES AND EQUIPMENT

As of December 31, 2003, the Company maintained the following warehouse, manufacturing and distribution facilities:

Location	Use	Area Sq. Ft.	Ownership or Lease Arrangement
Elkhart, IN	Manufacturing(3)	40,400	Leased to 2005
Elkhart, IN	Mfg. & Dist.(1)(3)	173,400	Owned
Elkhart, IN	Manufacturing (2)	42,000	Leased to 2004
Elkhart, IN	Manufacturing(2)	30,000	Leased to 2004
Elkhart, IN	Manufacturing(2)	31,000	Leased to 2004
Elkhart, IN	Admin. Offices	10,000	Owned
Mishawaka, IN	Manufacturing(4)	191,000	Owned, Subject to Mortgage
Decatur, AL	Distribution(1)	30,000	Leased to 2004
Decatur, AL	Manufacturing(2)(4)	35,000	Owned
Decatur, AL	Manufacturing(2)(4)	59,000	Owned
Valdosta, GA	Distribution(1)	30,800	Owned
New London, NC	Mfg. & Dist.(1)(2)	163,200	Owned, Subject to Mortgage
Halstead, KS	Distribution(1)	36,000	Owned
Waco, TX	Mfg. & Dist.(1)(2)	105,600	Leased to 2004
Waco, TX	Manufacturing(2)	21,000	Leased to 2004
Mt. Joy, PA	Distribution(1)(2)	58,500	Owned
Mt. Joy, PA	Manufacturing(2)	30,000	Owned
Ocala, FL	Manufacturing(2)	55,500	Owned
Fontana, CA	Mfg. & Dist.(1)(2)	110,000	Owned
Fontana, CA	Manufacturing(2)	71,800	Owned
Fontana, CA	Manufacturing(2)	32,000	Leased to 2004
Fontana, CA	Distribution(1)	22,400	Leased to 2004
Woodland, CA	Distribution (1)	17,200	Leased to 2005
Phoenix, AZ	Manufacturing (2)	36,000	Leased to 2004
Phoenix, AZ	Manufacturing (2)	7,500	Leased to 2004
Woodburn, OR	Mfg. & Dist.(1,2,3)	153,000	Owned, Subject to Mortgage
Boulder City, NV	Manufacturing(4)	24,700	Leased to 2006

(1) Distribution center
(2) Vinyl/paper/foil laminating
(3) Cabinet doors and other wood related
(4) Aluminum, adhesives, and other

Additionally, the Company owns a 109,000 square foot building in Elkhart, IN which is being used for administrative offices and materials storage. The Company also owns a 30,900 square foot building with administrative offices in Elkhart, IN which is currently for sale. During 2003, the Company sold its vacant 50,900 square foot manufacturing building in Goshen, IN and its 62,000 square foot vacant building in Bristol, IN. In March, 2004 the Company purchased a 155,000 square foot building complex in Elkhart, IN for the consolidation of several of the above Elkhart manufacturing operations during 2004. As of December 31, 2003, the Company owned or leased 30 trucks, 38 tractors, 83 trailers, 137 forklifts, 1 automobile and a corporate aircraft. All owned and leased facilities and equipment are in good condition and well maintained.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to claims and suits in the ordinary course of business. In management's opinion, currently pending legal proceedings and claims against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

The Company's common stock is listed on The NASDAQ Stock Market[SM] under the symbol PATK. The high and low trade prices of the Company's common stock as reported on NASDAQ/NMS for each quarterly period during the last three years were as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003	7.640 - 6.490	6.690 - 6.330	6.860 - 6.330	8.850 - 6.840
2002	9.944 - 7.059	10.000 - 8.050	9.000 - 6.760	7.999 - 5.440
2001	7.563 - 5.625	9.180 - 6.250	8.550 - 6.000	7.280 - 5.450

The quotations represent prices between dealers, do not include retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

There were approximately 500 holders of the Company's common stock as of March 16, 2004 as taken from the transfer agent's shareholder listing. It is estimated that there are approximately 2,000 holders of the Company's common stock held in street name.

The Company declared a first time regular quarterly dividend of $.04 per common share starting June 30, 1995 and continued it through the first quarter of 2003. The Board of Directors decided to suspend the quarterly dividend in the second quarter of 2003 due to industry conditions. Any future determination to pay cash dividends will be made by the Board of Directors in light of the Company's earnings, financial position, capital requirements, and such other factors as the Board of Directors deems relevant.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data for each of the five years set forth below has been derived from financial statements audited by McGladrey & Pullen, LLP, independent certified public accountants, certain of which have been included elsewhere herein. The following data should be read in conjunction with the Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein:

	As of or for the Year Ended December 31,				
	2003	2002	2001	2000	1999
	(dollars in thousands, except per share amounts)				
Net sales	$274,682	$308,755	$293,070	$361,620	$457,356
Gross profit	32,183	39,193	34,012	41,905	57,339
Warehouse and delivery expenses	12,916	14,329	14,407	15,140	16,715
Selling, general, and administrative expenses	18,442	23,546	24,926	25,241	27,058
Impairment charges	---	---	2,834	6,937	---
Restructuring charges	235	269	423	718	---
Interest expense, net	680	891	962	1,224	1,393
Income taxes (credits)	(35)	63	(3,769)	(2,821)	4,769
Net income (loss)	(55)	95	(5,771)	(4,534)	7,404
Basic earnings (loss) per common share	(.01)	.02	(1.28)	(0.89)	1.30
Diluted earnings (loss) per common share	(.01)	.02	(1.28)	(0.89)	1.29
Weighted average common shares outstanding	4,601	4,547	4,524	5,118	5,714
Cash dividends, per common share	.04	.16	.16	.16	.16
Working capital	35,635	38,566	39,082	41,416	47,553
Total assets	81,142	86,466	91,970	102,520	126,203
Long-term debt	7,771	11,443	15,114	18,786	22,457
Shareholders' equity	59,248	59,279	59,504	66,250	79,567

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

After coming off of a fairly positive 2002 year, the twelve months ending December 31, 2003 proved to be a challenge for the Company as well as a year faced with much economic uncertainty. Market conditions were adversely affected early in the year by the unstable situation in the Middle East, the War in Iraq, and a relatively stagnant economy. Consumer confidence levels in 2003 fluctuated up and down on a monthly and quarterly basis with December finishing the second highest month and quarter of the year. The Company's sales were approximately 11.0% less than the previous year and declined each quarter from 2002 as sales decreased by 10.5%, 14.1%, 13.1%, and 5.5% for the first, second, third, and fourth quarters of 2003, respectively. The fourth quarter 2003 included $1.2 million in positive adjustments compared to the fourth quarter of 2002, which included a $1.6 million write-off of receivables and inventory related to the Oakwood Homes Corporation Bankruptcy filing. The Company reported a slight loss year to date for 2003 of $55,000 compared to income in 2002 of $95,000.

The Manufactured Housing Industry, which represents approximately 41% of the Company's 2003 sales, continued to struggle as total shipments were in their fifth year of decline and the lowest in over forty years. Unit shipments in 2003 were approximately 130,900, or 22.3%, less than the 168,500 in 2002. Further, the 2003 shipment levels were 62% less or approximately 218,000 units less, than they were in 1999, the year that the downturn began. These low shipment levels have caused significant closings and consolidations in the industry and have promoted an environment of extremely competitive pricing which has negatively impacted the Company's margins. While repossessed inventory levels declined to more manageable levels in 2003, slow jobs growth, the lack of significant dealer and retail financing, and restricted access to the Asset Backed Securities market continues to deter significant growth in this industry. Current estimates for 2004 shipment levels are approximately 145,000 units, or a projected 10% increase over 2003. There are indications that the market is improving and prospective new lenders are considering entering the financing arena, however preliminary signs indicate that tangible evidence of this, if any, won't be seen until at least the second quarter.

As trends are changing and modular housing units have become more popular with the consumers, the manufacturers have shifted some of the product mix that goes into these units. They have specified increased amounts of distribution type wallboard versus the laminated substrates that have traditionally been used in the past. This shift has negatively impacted the demand for the Company's laminated wallboard that used to be dominant in these units. This trend is expected to continue not only in the modular units, but also in the conventional HUD code manufactured housing units.

The Recreational Vehicle Industry, which makes up approximately 31% of the Company's 2003 sales, on the other hand experienced a near record year and the second highest shipment levels in the last 25 years to finish at 320,800 units, or 3.2% better than 2002. Low interest rates, an improving economy, shifting demographic trends, and changing attitudes towards RV's have stimulated growth and preliminary signs indicate that 2004 shipment levels will be consistent, if not better, than those achieved in 2003.

The Industrial market segment, which continues to be an area of focus for the Company, provides opportunities for future growth. Sales to this particular market comprise the remaining 28% of consolidated sales and the longer production runs contribute to increased efficiencies and improved profit margins. The Company has been proactive in its investment in equipment to help diversify its manufacturing and fabricating capabilities to penetrate the industrial and other markets and help offset the demand decreases from modular housing market. Additionally, the Company continues to look for new products to increase its market share in the industries that it serves.

The following table sets forth the percentage relationship to net sales of certain items in the Company's statements of operations:

	Year Ended December 31,		
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	88.3	87.3	88.4
Gross profit	11.7	12.7	11.6
Warehouse and delivery	4.7	4.7	4.9
Selling, general and administrative	6.7	7.6	8.5
Impairment charges	--	--	1.0
Restructuring charges	0.1	0.1	0.1
Operating income (loss)	0.2	0.3	(2.9)
Net income (loss)	0.0	0.0	(2.0)

RESULTS OF CONSOLIDATED OPERATIONS

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales. Net sales decreased by $34.1 million, or 11.0%, from $308.8 million in 2002 to $274.7 million in 2003. The decrease is primarily attributable to the 22.3% decrease in shipments in the Manufactured Housing industry which was partially offset by the strong market conditions in the Recreational Vehicle industry and the 3.2% increase in shipments compared to 2002. Additionally, the Company's approximate 4% increase in sales to the Industrial market segment helped to partially offset the Manufactured Housing shipment decline.

Gross Profit. Gross profits decreased by $7.0 million, or 17.9%, from $39.2 million in 2002 to $32.2 million in 2003. As a percentage of net sales, gross profit decreased approximately 1.0%, from 12.7% in 2002 to 11.7% in 2003. The decrease in dollars and percentage of net sales is attributable to the 11.0% decrease in consolidated net sales and competitive pricing situations in both the Manufactured Housing and Recreational Vehicle markets as the Company and its major competitors generally supply both of these industries with products. The Company has continued its focus on increasing operating efficiencies and reducing fixed costs where possible while operating at current sales levels which are close to break-even.

Warehouse and Delivery Expenses. Warehouse and delivery expenses decreased by $1.4 million, or 9.9%, from $14.3 million in 2002 to $12.9 million in 2003. As a percentage of net sales, warehouse and delivery expenses remained fairly constant at 4.7% of net sales for 2002 and 2003. The decrease in dollars is due to reduced sales levels and the Company reducing the size of the fleet that it rents or owns. The efforts to keep costs aligned with revenues are ongoing and contributed to the warehouse and delivery expenses as a percentage of net sales remaining fairly constant.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased by $5.1 million, or 21.7%, from $23.5 million for the twelve months ending December 31, 2002 to $18.4 million in the same period in 2003. As a percentage of net sales, selling, general and administrative expenses decreased by 0.9%, from 7.6% in 2002 to 6.7% in 2003. Approximately $2.0 million of the decrease is attributable to the Company making significant fixed cost cutting efforts in 2003 in order to keep costs aligned with revenues. Additionally, the 2003 figures include several positive adjustments including gains on sale of two vacant buildings of approximately $0.3 million, a gain on sale of equipment held for sale as a result of closing of one of the operations in the wood segment of $0.4 million, and a gain on cash value of life insurance policies of $0.6 million. Comparatively, the 2002 figures include a negative adjustment of $1.6 million related to the Oakwood Homes bankruptcy filing. Exclusive of the adjustments mentioned above, selling, general and administrative expenses were 7.2% of net sales for 2003 and 7.1% of net sales for 2002.

Restructuring Charges. As discussed in Note 10 of the financial statements, the Company recognized restructuring charges of approximately $235,000 in 2003 and $269,000 in 2002.

Operating Income. Operating income decreased by $0.4 million, from $1.0 million in 2002 to $0.6 million in 2003. The decrease in operating income is due to the factors described above.

Interest Expense, net. Interest expense, net decreased by $0.2 million, or 23.7%, from $0.9 million in 2002 to $0.7 million in 2003. The decrease is due to a decline in interest rates on the variable rate bonds and normal debt service requirements resulting in reduced long term debt outstanding.

Net Income (Loss). Net income decreased by $150,000, from income of $95,000 in 2002 to a loss of $55,000 in 2003. The decrease in net income is due to the factors described above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales. Net sales increased $15.7 million, or 5.4%, from $293.1 million for the year ended December 31, 2001 to $308.8 million for the year ended December 31, 2002. This increase is attributable to a 21% increase in units shipped and produced in the Recreational Vehicle industry as well as an increase in penetration into the industrial and other markets.

Gross Profit. Gross profit increased by 15.2%, or $5.2 million, from $34.0 million for the year ended December 31, 2001 to $39.2 million for the year ended December 31, 2002. As a percentage of net sales, gross profit increased 1.1%, from 11.6% in 2001 to 12.7% for the same period in 2002. These improvements are primarily due to increased sales, increased operating efficiencies specifically in the laminating and other segments, and the reduction of certain fixed overhead expenses. The Company has focused on strategic cost cutting measures over the past two years as well as certain restructuring activities related to significantly underperforming operating units. These initiatives will continue as the Manufactured Housing industry continues to show uncertainty specifically related to dealer and retail financing.

Warehouse and Delivery Expenses. Warehouse and delivery expenses have remained fairly constant at $14.3 million in 2002 compared to $14.4 million in 2001. As a percentage of net sales, however, warehouse and delivery expenses decreased approximately 0.2%, from 4.9% in 2001 to 4.7% in 2002. The decrease in percentage of net sales is a result of efficiencies gained from the increased sales volume by the Company continuing to ship more full truckloads compared to the previous year, as well as a reduction in the size of the fleet that the Company owns or leases.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased by $1.4 million, or 5.5%, from $24.9 million in 2001 to $23.5 million in 2002. As a percentage of net sales, selling, general, and administrative expenses decreased by 0.9%, from 8.5% in 2001 to 7.6% in 2002. The 2002 totals include the write-off of receivables and inventory of approximately $1.6 million related to Oakwood Homes Corporation filing for bankruptcy protection in the fourth quarter. Exclusive of this charge, selling, general, and administrative expenses decreased by approximately $3.0 million from 2001. The decrease in both dollars and percentage of net sales is due to the Company continuing to concentrate on fixed and variable cost reductions as well as the benefit of reduced depreciation from year to year.

Impairment Charges. As discussed in Note 10 of the financial statements, the Company recognized impairment charges of approximately $2.8 million in the fourth quarter of 2001 related to two underperforming operations in the Company's Other segment. Impaired assets included Goodwill and certain fixed assets.

Restructuring Charges. As discussed in Note 10 of the financial statements, the Company recognized restructuring charges of approximately $269,000 in 2002 and $423,000 in 2001.

Operating Income. Operating income increased by $9.6 million, from a loss of $8.6 million in 2001 to income of $1.0 million in 2002. The increase in operating income is due to the factors described above.

Interest Expense, Net. Interest expense, net decreased by $71,000 due to a decline in rates on the variable tax exempt bonds as well as the normal debt service requirements resulting in reduced long term debt outstanding.

Net Income. Net income increased by $5.9 million, from a loss of $5.8 million in 2001 to income of $95,000 in 2002. The increase in net income is attributable to the factors described above.

BUSINESS SEGMENTS

The Company's reportable segments are as follows:

Laminating – Utilizes various materials including gypsum, particleboard, plywood, and fiberboard which are bonded by adhesives or a heating process to a number of products including vinyl, paper, foil, and high pressure laminate. These laminated products are utilized to produce furniture, shelving, wall, counter, and cabinet products with a wide variety of finishes and textures.

Distribution – Distributes pre-finished wall and ceiling panels, particleboard, hardboard and vinyl siding, roofing products, high pressure laminates, passage doors, building hardware, insulation, and other products.

Wood – Uses raw lumber including solid oak, hardwood, particleboard, medium density fiberboard, and laminated particleboard or plywood to produce cabinet doors, drawer sides, laminated table tops, and various cut to size parts used in the furniture, desk, hotel, restaurant and cabinet industries. Effective for 2004, the wood segment will be eliminated and the operations will be combined into the remaining segments.

Other – Includes aluminum extrusion and fabricating, manufacture of adhesive products, pleated shades, and laminating equipment.

The table below presents information about the revenue and earnings before interest and taxes of those segments. A reconciliation to consolidated totals is presented in footnote 14 of the Company's 2003 financial statements.

	Year Ended December 31		
	2003	2002	2001
	(dollars in thousands)		
Sales			
Laminating	$140,118	$148,863	$131,144
Distribution	90,631	108,134	104,337
Wood	25,266	31,998	30,182
Other	34,447	37,590	46,397
Earnings (Loss) Before Interest and Taxes (EBIT)			
Laminating	$ 461	$ 2,530	$ (1,120)
Distribution	974	1,847	619
Wood	(1,379)	(1,648)	(1,027)
Other	622	240	(1,730)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Laminating Segment Discussion

Net sales in the laminating segment decreased by $8.7 million, or 5.9%, from $148.8 million in 2002 to $140.1 million in 2003. The decrease is primarily attributable to a 22.3% decrease in shipments in the Manufactured Housing Industry. This decrease was partially offset by a 3.2% increase in shipments in the Recreational Vehicle Industry as well as increased sales into the Industrial market.

Operating income decreased by $2.0 million, or 81.8%, from $2.5 million in 2002 to $0.5 million in 2003. This decrease is primarily attributable to reduced gross margins as a result of significant competitive pricing pressures in both the Manufactured Housing and Recreational Vehicle markets, which comprise 60% of the sales in this segment. Additionally, while the Company has focused on fixed cost reduction in its manufacturing operations, workers compensation and utility costs have continued to increase which have contributed to the negatively impacted margins.

Distribution Segment Discussion

Net sales in the distribution segment decreased by $17.5 million, or 16.2%, from $108.1 million in 2002 to $90.6 million in 2003. This decrease is attributable to the 22.3% decrease in shipments in the Manufactured Housing industry, which is the primary market that this segment serves.

Operating income decreased by $0.8, million from $1.8 million in 2002 to $1.0 million in 2003. The decrease in operating income is due to decreased sales volume.

Wood Segment Discussion

Net sales decreased by $6.7 million, or 21.0%, from $32.0 million in 2002 to $25.3 million in 2003. The decrease is attributable to the closing of two of the unprofitable divisions in this segment, one in mid 2002 and the other in 2003. Together, these two divisions accounted for approximately $13.8 million of the sales volume in this segment in 2002 compared to $4.8 million in 2003. The decreased sales from these two divisions were partially offset by increased sales of approximately $2.3 million in another division in this segment in 2003.

Operating losses in the wood segment decreased by $0.3, million from a loss of $1.6 million in 2002 to a loss of $1.3 million in 2003. Savings of $0.5 million from the closing of one of the unprofitable divisions in this segment in 2002 and decreased losses from another division in this segment of $0.7 million were partially offset by losses in another division in this segment of approximately $0.9 million, which was closed during 2003.

Other Segment Discussion

Net sales decreased by $3.1 million, or 8.4%, from $37.6 million in 2002 to $34.5 million in 2003. The decline in sales is attributable to the Company selling one of the divisions in this segment in 2002.

Operating income increased by $0.4, million from $0.2 million in 2002 to $0.6 million in 2003. The increase is due to operating efficiencies gained as a result of increased sales volume of one of the divisions in this segment.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Laminating Segment Discussion

Net sales in the laminating segment increased $17.7 million, or 13.5%, from $131.1 million in 2001 to $148.8 million in 2002. This increase is primarily attributable to an approximate 21% increase in shipments in the Recreational Vehicle industry as well as increased penetration into the industrial and other markets by certain operating units in this segment. Additionally, the Company closed three divisions in the other segment in 2001 which had sales of approximately $5.9 million for the twelve months ended December 31, 2001. Certain of these operations were merged into a facility in the laminating segment which was operating at less than capacity and contributed to increased volume in 2002 resulting in improved efficiencies and profitability.

Operating income increased $3.6 million, from a loss of $1.1 million in 2001 to income of $2.5 million in 2002. This increase is due to the increased sales volume, the elimination of certain low margin business in exchange for business that resulted in higher production runs and increased operating efficiencies, and the cost cutting measures that the Company has undertaken over the past two years to reduce fixed and variable costs.

Distribution Segment Discussion

Net sales increased by $3.8 million, or 3.6%, from $104.3 million in 2001 to $108.1 million in 2002. This increase is due to certain operating units in this segment gaining market share despite the downturn in the Manufactured Housing industry which is the major industry this segment serves. Oakwood Homes Corporation, which filed for bankruptcy protection in the fourth quarter, accounted for a significant portion of this increase and future periods may reflect decreases as the Company has limited its exposure by reducing receivables and inventory specifically related to this particular customer, which is operating as a "Debtor in Possession".

Operating income increased $1.2 million, from $0.6 million in 2001 to $1.8 million in 2002. This increase is due to the increased sales volume, the elimination of certain low margin business, and the elimination of certain unprofitable product lines.

Wood Segment Discussion

Net sales increased $1.8 million, or 6.0%, from $30.2 million in 2001 to $32.0 million in 2002. The increase in shipments in the Recreational Vehicle industry, which is the primary industry this segment serves, was the major contributor to the increase in sales in this segment. However, as discussed in Note 10 to the financial statements, the Company closed one of the operating units in this segment in June, 2002, which partially offset the impact that the increase in industry shipments had on this segment.

Operating losses in this segment increased $0.6 million, from a loss of $1.0 million in 2001 to a loss of $1.6 million in 2002. The increased losses are the result of production inefficiencies and labor problems in two of the operating units in this segment. Additionally, one of these operating units encountered significant material problems and scrap related to a change in raw material required by a customer as a result of the annual model change. The new material is very susceptible to damage and consequently has required the Company to incur additional costs related to increased handling, production rework, and customer returns. The Company is taking steps to reduce these increased costs; however, losses are expected to continue through at least the first quarter of 2003.

Other Segment Discussion

Net sales in this segment decreased $8.8 million, or 19.0%, from $46.4 million in 2001 to $37.6 million in 2002. This decline is attributable to the closing and consolidation of three operations in this segment in 2001 as well as the 12.8% decrease in units shipped in the Manufacturing Housing industry in 2002.

Operating income increased $1.9 million, from a loss of $1.7 million in 2001 to income of $0.2 million in 2002. This increase is the result of the closing and consolidation of three unprofitable operating units in 2001 as well as a return to profitability of one of the operating units which experienced losses in 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements are to meet working capital needs, support its capital expenditure plans, and meet debt service requirements.

The Company, in September, 1995, issued to an insurance company in a private placement $18,000,000 of senior unsecured notes. The ten year notes bear interest at 6.82%, with semi-annual interest payments that began in 1996 and seven annual principal repayments of $2,571,428 that began in September, 1999. These funds were used to reduce existing bank debt and for working capital needs.

The Company has a secured bank revolving credit agreement that provides loan availability of $10,000,000 with maturity in the year 2006.

Pursuant to the private placement and the Credit Agreement, the Company is required to maintain certain financial ratios, all of which are currently complied with.

The Company's Board of Directors from time to time has authorized the repurchase of shares of the Company's common stock, in the open market or through negotiated transactions, at such times and at such prices as management may decide.

In conjunction with its strategic and capital plan, the Company intends to increase its capital expenditures for property and equipment in 2004 to approximately $11 million. Capital expenditures over the past three years have been approximately $5.3 million, $4.2 million, and $1.8 million for 2003, 2002, and 2001, respectively. The Company expects to enter into borrowing arrangements with its financial institutions to fund the expenditures for two new buildings included in this plan, and believes that cash generated from operations and borrowings under its credit agreements will be sufficient to fund its working capital requirements, remaining capital expenditures, and common stock purchase program as currently contemplated. The changes in inventory and accounts receivable balances, which affect the Company's cash flows, are part of normal business cycles that cause them to change periodically.

A summary of our contractual cash obligations at December 31, 2003 is as follows:

	Payments due by period					
Contractual Obligations	**Total**	**2004**	**2005**	**2006**	**2007**	**2008**
Long-term debt, including interest at Variable rates**	$5,243,875	$1,205,875	$1,186,625	$1,167,375	$849,000	$835,000
Long-term debt, including interest at Fixed rates**	$5,566,675	$2,871,021	$2,695,654	$0	$0	$0
Operating Leases	$3,727,584	$1,923,548	$886,965	$502,892	$279,623	$134,556
Total contractual cash obligations	$14,538,134	$6,000,444	$4,769,244	$1,670,267	$1,128,623	$969,556

**Interest payments have been calculated using the fixed rate of 6.82% for the Senior notes and the average 2003 annual interest rate of 1.75% for the Industrial Revenue Bonds.

We also have a commercial commitment as described below:

Other Commercial Commitment	Total Amount Committed	Outstanding at 12/31/03	Date of Expiration
Revolving Credit Agreement	$10,000,000	$0	May 31, 2006

We believe that our cash balance, availability under our line of credit, if needed, and anticipated cash flows from operations will be adequate to fund our cash requirements for fiscal 2004.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are summarized in the footnotes to our financial statements. Some of the most critical policies are also discussed below.

Our major operating assets are accounts receivable, inventory, and property and equipment. Excluding the write-off of certain assets related to the Oakwood Homes Corporation bankruptcy filing in 2002, we have not experienced significant bad debts expense and our reserve for doubtful accounts of $250,000 should be adequate for any exposure to loss in our December 31, 2003 accounts receivable. We have also established reserves for slow moving and obsolete inventories and believe them to be adequate. We depreciate our property and equipment over their estimated useful lives and we have not identified any items that are impaired for the year ended December 31, 2003. The Company ships product based on specific orders from customers and revenue is recognized upon delivery.

SEASONALITY

Manufacturing operations in the Manufactured Housing and Recreational Vehicle industries historically have been seasonal and are generally at the highest levels when the climate is moderate. Accordingly, the Company's sales and profits are generally highest in the second and third quarters.

SALE OF PROPERTY

During 2003, the Company sold its 50,900 square foot manufacturing facility in Goshen, Indiana. This building had previously been leased to a third party and the transaction resulted in a gain on sale of approximately $158,000. Also during 2003, the Company sold its vacant 62,000 square foot building located in Bristol, Indiana in a transaction that resulted in a gain on sale of approximately $178,000.

PURCHASE OF PROPERTY

In March, 2004, the Company purchased a 155,000 square foot building complex in Elkhart, Indiana for approximately $1,800,000. The Company intends to consolidate certain manufacturing operations in Elkhart, Indiana into this location and plans on spending an additional $1.0 million in improvements to this facility.

The Company intends to build a new distribution facility on its Fontana, California property for an approximate cost of between $1.5 and $2.0 million. This building is currently in the planning stage and is anticipated to be completed in the fourth quarter of 2004.

The Company purchased in 2002 a previously leased building complex near its principal offices in Elkhart, Indiana for an appraised value of $2 million from a major shareholder and Chairman Emeritus of the Company.

INFLATION

The Company does not believe that inflation had a material effect on results of operations for the periods presented.

SAFE HARBOR STATEMENT

The Company makes forward-looking statements from time to time and desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995 when they are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

The statements contained in the foregoing "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as other statements contained in the Quarterly Report and statements contained in future filings with the Securities and Exchange Commission and publicly disseminated press releases, and statements which may be made from time to time in the future by management of the Company in presentations to shareholders, prospective investors, and others interested in the business and financial affairs of the Company, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Any projections of financial performance or statements concerning expectations as to future developments should not be construed in any manner as a guarantee that such results or developments will, in fact, occur. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from that set forth in such forward-looking statement. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of the Company referred to above are also subject to the following risks and uncertainties:

- The Company operates in a highly competitive business environment, and its sales could be negatively affected by its inability to maintain or increase prices, changes in geographic or product mix, or the decision of its customers to purchase competitive products instead of the Company's products. Sales could also be affected by pricing, purchasing, financing, operational, advertising, or promotional decisions made by purchasers of the Company's products.
- On an annual basis, the Company negotiates renewals for property, casualty, workers compensation, general liability, and health insurance coverages. Due to conditions within these insurance markets and other factors beyond the Company's control, future coverages and the amount of the related premiums could have a negative effect on the Company's results.
- The primary markets to which the Company sells include the Manufactured Housing and Recreational Vehicle Industries, which are cyclical and dependent on various factors including interest rates, access to financing, inventory and production levels, and other economic and demographic factors. The Company's sales levels could be negatively impacted by changes in any one of the above items.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk related to interest rate changes on its debt. Long term debt includes $5,142,859 of indebtedness bearing interest at a fixed rate of 6.82%. The related maturities and interest are reported in the contractual obligations table in Item 7.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is set forth in Item 15 (a) 1. on page 25 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this report, that the Company's disclosure controls and procedures are effective in all material respects in ensuring that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There have been no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of the previous mentioned evaluation.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors of the Company

The information required by this item with respect to directors is set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 14, 2004, under the captions "Election of Directors", and "Section 16(a) Beneficial Ownership Reporting Compliance", which information is hereby incorporated herein by reference. The information with respect to executive officers is set forth at the end of Part I of this Form 10-K.

Executive Officers of the Company

Reference is made to "Executive Officers of the Company" in Part I of this annual report.

Audit Committee Financial Expert

The Company has determined that Robert C. Timmins, Larry D. Renbarger, Terrence D. Brennan, and Walter E. Wells all qualify as "audit committee financial experts" as defined in Item 401(h) of Regulation S-K, and that these directors are "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act.

Code of Business Conduct

The Company has adopted a Code of Ethics Policy applicable to all employees. Additionally, the Company has adopted a Code of Business Conduct applicable to Senior Executives including, but not limited to, the Chief Executive Officer and Chief Financial Officer of the Company. The Company's Code of Ethics and Code of Business Conduct Applicable to Senior Executives is available on the Company's web site at www.patrickind.com under "Corporate Governance". The Company intends to post on its web site any amendments to, or waivers from, its Corporate Governance Guidelines and its Code of Ethics and Business Conduct Policy applicable to Senior Executives. The Company will provide shareholders with a copy of these policies upon written request directed to the Company's Secretary at the Company's address.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 14, 2004, under the caption "Compensation of Executive Officers and Directors," which information is hereby incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCK MATTERS

The information required by this item is set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 14, 2004, under the captions "Election of Directors", and "Equity Compensation Plan Information", which information is hereby incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 14, 2004, under the caption "Certain Transactions," which information is hereby incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 14, 2004, under the heading "Accounting Information", which information is hereby incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

All other schedules have been omitted as not required, not applicable, not deemed material or because the information is included in the Notes to Financial Statements.

(a) 3. EXHIBITS

The exhibits listed in the accompanying Exhibit Index on pages 51, 52, and 53 are filed or incorporated by reference as part of this report.

(b) REPORTS ON FORM 8-K

October 16, 2003
- Item 5. Other Events and Regulation FD Disclosure
- Exhibit 99.1 – Press Release Announcing the Resignation of David D. Lung as President and Chief Executive Officer

October 21, 2003
- Item 7. Financial Statements and Exhibits
- Exhibit 99.1 – Press Release Announcing Third Quarter 2003 Earnings

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the date indicated.

PATRICK INDUSTRIES, INC

By /S/Robert C. Timmins
Robert C. Timmins, Lead Director

Pursuant to the Requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/S/Robert C. Timmins Robert C. Timmins	Lead Director	March 19, 2004
/S/Keith V. Kankel Keith V. Kankel	President, Chief Executive Officer, and Director	March 19, 2004
/S/Andy L. Nemeth Andy L. Nemeth	Vice President Finance, Secretary-Treasurer, Chief Financial Officer	March 19, 2004
/S/Mervin D. Lung Mervin D. Lung	Chairman Emeritus and Director	March 19, 2004
/S/David D. Lung David D. Lung	Director	March 19, 2004
/S/Harold E. Wyland Harold E. Wyland	Director	March 19, 2004
/S/John H. McDermott John H. McDermott	Director	March 19, 2004
/S/Terrence D. Brennan Terrence D. Brennan	Director	March 19, 2004
/S/Walter E. Wells Walter E. Wells	Director	March 19, 2004
/S/Larry D. Renbarger Larry D. Renbarger	Director	March 19, 2004

PATRICK INDUSTRIES, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Contents

Independent Auditor's Report

To the Board of Directors
Patrick Industries, Inc.
Elkhart, Indiana

We have audited the accompanying consolidated balance sheets of **Patrick Industries, Inc. and Subsidiaries** as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Patrick Industries, Inc. and Subsidiaries** as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Elkhart, Indiana
January 23, 2004

Patrick Industries, Inc.
And Subsidiaries

Consolidated Balance Sheets
December 31, 2003 and 2002

		2003		2002
ASSETS				
Current Assets				
Cash and cash equivalents	$	7,077,390	$	3,552,232
Trade receivables		14,240,556		11,544,753
Inventories		23,042,444		32,091,945
Income tax refund claims receivable		-		1,592,551
Prepaid expenses		913,650		849,344
Deferred tax assets		1,954,000		1,981,000
Total current assets		47,228,040		51,611,825
Property and Equipment, net		30,692,910		31,916,597
Other Assets		3,221,010		2,937,438
TOTAL ASSETS	$	81,141,960	$	86,465,860
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Current maturities of long-term debt	$	3,671,429	$	3,671,428
Accounts payable		4,883,038		5,822,511
Accrued liabilities		3,038,926		3,552,574
Total current liabilities		11,593,393		13,046,513
Long-Term Debt, less current maturities		7,771,430		11,442,860
Deferred Compensation Obligations		2,103,403		2,176,577
Deferred Tax Liabilities		426,000		521,000
TOTAL LIABILITIES		21,894,226		27,186,950
Commitments and Contingencies				
Shareholders' Equity				
Preferred stock, no par value; authorized 1,000,000 shares		-		-
Common stock, no par value; authorized 12,000,000 shares; issued 2003 4,616,886 shares; 2002 4,584,261		18,236,386		18,028,833
Retained earnings		41,011,348		41,250,077
TOTAL SHAREHOLDERS' EQUITY		59,247,734		59,278,910
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	81,141,960	$	86,465,860

See Notes to Financial Statements.

Patrick Industries, Inc.
And Subsidiaries

Consolidated Statements Of Operations
Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Net sales	$ 274,681,995	$ 308,754,982	$ 293,070,216
Cost of goods sold	242,498,880	269,561,768	259,057,716
Gross profit	32,183,115	39,193,214	34,012,500
Operating expenses:			
Warehouse and delivery	12,916,460	14,329,135	14,406,931
Selling, general, and administrative	18,442,660	23,546,020	24,926,575
Impairment charges	-	-	2,833,987
Restructuring charges	235,000	269,180	423,617
Total operating expenses	31,594,120	38,144,335	42,591,110
Operating income (loss)	588,995	1,048,879	(8,578,610)
Interest expense, net	679,645	891,259	961,800
Income (loss) before income taxes (credits)	(90,650)	157,620	(9,540,410)
Federal and state income taxes (credits)	(35,200)	63,100	(3,769,000)
Net income (loss)	$ (55,450)	$ 94,520	$ (5,771,410)
Basic earnings (loss) per common share	$ (0.01)	$ 0.02	$ (1.28)
Diluted earnings (loss) per common share	$ (0.01)	$ 0.02	$ (1.28)

See Notes to Financial Statements.

Patrick Industries, Inc.
And Subsidiaries

Consolidated Statements Of Shareholders' Equity
Years Ended December 31, 2003, 2002, and 2001

	Preferred Stock	Common Stock	Retained Earnings	Total
Balance, December 31, 2000	$ -	$ 17,689,417	$ 48,560,118	$ 66,249,535
Net loss	-	-	(5,771,410)	(5,771,410)
Issuance of 24,000 shares of common stock for stock award plan	-	170,640	-	170,640
Repurchase and retirement of 63,000 shares of common stock	-	(239,540)	(182,417)	(421,957)
Dividends on common stock ($.16 per share)	-	-	(723,287)	(723,287)
Balance, December 31, 2001	-	17,620,517	41,883,004	59,503,521
Net income	-	-	94,520	94,520
Issuance of 24,000 shares of common stock for stock award plan	-	216,000	-	216,000
Issuance of 30,595 shares of common stock upon exercise of common stock options	-	192,316	-	192,316
Dividends on common stock ($.16 per share)	-	-	(727,447)	(727,447)
Balance, December 31, 2002	-	**18,028,833**	**41,250,077**	**59,278,910**
Net (loss)	-	-	**(55,450)**	**(55,450)**
Issuance of 12,000 shares of common stock for stock award plan	-	**78,600**	-	**78,600**
Issuance of 20,625 shares of common stock upon exercise of common stock options	-	**128,953**	-	**128,953**
Dividends on common stock ($.04 per share)	-	-	**(183,279)**	**(183,279)**
Balance, December 31, 2003	**$ -**	**$ 18,236,386**	**$ 41,011,348**	**$ 59,247,734**

See Notes to Financial Statements.

Patrick Industries, Inc.
And Subsidiaries

Consolidated Statements Of Cash Flows
Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Cash Flows From Operating Activities			
Net income (loss)	$ **(55,450)**	$ 94,520	$ (5,771,410)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**5,897,051**	6,295,388	7,512,286
Impairment charges	**-**	-	2,833,987
Deferred income taxes	**(68,000)**	473,000	(1,163,000)
(Gain) loss on sale of property and equipment	**(840,121)**	11,775	(66,581)
Other	**205,689**	371,051	632,275
Change in assets and liabilities:			
Decrease (increase) in:			
Trade receivables	**(2,695,803)**	2,177,463	559,458
Inventories	**9,049,501**	(3,466,198)	2,312,207
Income tax refund claims receivable	**1,592,551**	1,454,248	(2,015,713)
Prepaid expenses	**(64,306)**	(44,946)	(34,381)
Increase (decrease) in:			
Accounts payable and accrued liabilities	**(1,453,121)**	(1,998,108)	785,601
Net cash provided by operating activities	**11,567,991**	5,368,193	5,584,729
Cash Flows From Investing Activities			
Capital expenditures	**(5,293,264)**	(4,186,726)	(1,817,120)
Proceeds from sale of property and equipment	**1,862,952**	904,599	540,193
Other	**(546,950)**	116,929	(23,270)
Net cash (used in) investing activities	**(3,977,262)**	(3,165,198)	(1,300,197)
Cash Flows From Financing Activities			
Principal payments on long-term debt	**(3,671,429)**	(3,671,428)	(3,671,428)
Payments on deferred compensation obligations	**(278,863)**	(258,094)	(135,186)
Proceeds from exercise of common stock options	**128,953**	192,316	-
Repurchase of common stock	**-**	-	(421,957)
Cash dividends paid	**(183,279)**	(727,447)	(730,988)
Other	**(60,953)**	(100,393)	(126,818)
Net cash (used in) financing activities	**(4,065,571)**	(4,565,046)	(5,086,377)
Increase (decrease) in cash and cash equivalents	**3,525,158**	(2,362,051)	(801,845)
Cash and cash equivalents, beginning	**3,552,232**	5,914,283	6,716,128
Cash and cash equivalents, ending	$ **7,077,390**	$ 3,552,232	$ 5,914,283

See Notes to Financial Statements.

Note 1. Nature of Business, Use of Estimates, Risks and Uncertainties, and Significant Accounting Policies

Nature of business:

The Company's operations consist primarily of the manufacture and distribution of building products and materials for use primarily by the Manufactured Housing and Recreational Vehicle industries for customers throughout the United States. Credit is generally granted on an unsecured basis for terms of 30 days.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties:

The Company purchases significant amounts of materials, which are commodities, from a limited number of suppliers. The purchase price of such items can be volatile as it is subject to prevailing market conditions, both domestically and internationally. The Company's purchases of these items can be based on supplier allocations.

Significant accounting policies:

Principles of consolidation:

The consolidated financial statements include the accounts of Patrick Industries, Inc., its wholly-owned subsidiary, Harlan Machinery Company, Inc., and its majority-owned subsidiary, Patrick Mouldings, L.L.C. ("the Company"). During the year ended December 31, 2002, Patrick Mouldings, L.L.C. ceased operations, and is not a consolidated subsidiary at December 31, 2003. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents:

The Company has cash on deposit in financial institutions in amounts which, at times, may be in excess of insurance coverage provided by the Federal Deposit Insurance Corporation.

For purposes of the statement of cash flows, the Company considers all overnight repurchase agreements and commercial paper with a maturity of 30 days or less acquired in connection with its sweep account arrangements with its bank to be cash equivalents.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Trade receivables in the accompanying balance sheets at December 31, 2003 and 2002 are stated net of an allowance for doubtful accounts of $250,000 and $300,000 respectively. Management determines the allowance for doubtful accounts by evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. In conjunction with the Company's credit terms, trade receivables are considered to be past due if any portion of the receivable balance is outstanding for more than 30 days. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories:

Inventories are stated at the lower of cost (first-in, first-out (FIFO) method) or market. Inventories are also written-down for management's estimates of product which will not sell at historical cost. Write-downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence.

During the year ended December 31, 2003, the Company entered into an agreement whereby certain materials, which were previously acquired as inventory, are held on consignment and entered into inventory when the material is introduced into the manufacturing process.

Property and equipment:

Property and equipment is recorded at cost. Depreciation has been computed primarily by the straight-line method applied to individual items based on estimated useful lives which generally range from 10 to 40 years for buildings and improvements and from 3 to 15 years for machinery and equipment, transportation equipment, and leasehold improvements.

Long-lived assets:

The Company reviews its long-lived assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets.

During the year ended December 31, 2001, recorded goodwill was considered to be impaired and was written off (see Note 10).

Revenue recognition:

The Company ships product based on specific orders from customers and revenue is recognized upon delivery.

Stock option plan:

At December 31, 2003, the Company has a stock option plan with shares of common stock reserved for options to key employees. The Company accounts for those plans under the recognition and measurement principles of APB Opinion # 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for the stock-based compensation plan been determined based on the grant date fair value of awards (the method described in FASB Statement No. 123, *Accounting for Stock-Based Compensation):*

	2003	2002	2001
Net income (loss):			
As reported	$ (55,450)	$ 94,520	$ (5,771,410)
Deduct total stock-based employee compensation expense determined under fair value based method for all rewards net of related tax effects	(152,155)	(152,155)	(150,699)
Pro forma	$ (207,605)	$ (57,635)	$ (5,922,109)
Basic earnings (loss) per share:			
As reported	$ (0.01)	$ 0.02	$ (1.28)
Pro forma	(0.04)	(0.01)	(1.31)
Diluted earnings (loss) per share:			
As reported	$ (0.01)	$ 0.02	$ (1.28)
Pro forma	(0.04)	(0.01)	(1.31)

Fair value of financial instruments:

The Company's financial instruments consist principally of cash and cash equivalents, receivables, long-term debt and accounts payable. The Company believes cash and cash equivalents, receivables, and accounts payable are recorded at amounts that approximate their current market values. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and average maturities, the fair value of the long-term debt instruments approximates their carrying value.

Recently issued accounting pronouncements:

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), *Consolidation Of Variable Interest Entities*. FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 as amended must be applied at the end of periods ending after March 15, 2004. The Company does not believe that the adoption of FIN 46 will have a material impact on the financial statements, as at this time the Company does not have a variable interest in any variable interest entities.

In May 2003, the FASB issued SFAS No. 150, *Accounting For Certain Financial Instruments With Characteristics Of Both Liabilities And Equity*. SFAS 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. SFAS 150 did not have a material impact on the Company's financial statements as the Company did not have any financial instruments within the scope of this pronouncement.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB No. 104), *Revenue Recognition*, which codifies, revises and rescinds certain sections of SAB No. 101, *Revenue Recognition*, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's financial statements.

Earnings per common share:

Following is information about the computation of the earnings per share data for the years ended December 31, 2003, 2002, and 2001:

	2003	2002	2001
Numerator for basic and diluted earnings per share, net income (loss)	**$ (55,450)**	$ 94,520	$ (5,771,410)
Denominator:			
Weighted average shares, denominator for basic earnings per share	**4,600,746**	4,547,075	4,523,891
Effect of dilutive potential common shares, employee stock options (a)	**-**	66,821	-
Denominator for diluted earnings per share	**4,600,746**	4,613,896	4,523,891
Basic earnings (loss) per share	**$ (0.01)**	$ 0.02	$ (1.28)
Diluted earnings (loss) per share	**$ (0.01)**	$ 0.02	$ (1.28)

(a) Due to the loss incurred during the years ended December 31, 2003 and 2001, 29,139 and 40,942 dilutive potential common shares, respectively, are not included because the effect would be antidilutive.

Note 2. Balance Sheet Data

Inventories:	**2003**	2002
Raw materials	**$ 12,733,414**	$ 20,756,789
Work in process	**1,630,052**	1,625,099
Finished goods	**3,501,779**	4,190,366
Materials purchased for resale	**5,177,199**	5,519,691
	$ 23,042,444	$ 32,091,945

Property and equipment:		
Land and improvements	**$ 3,783,829**	$ 3,858,329
Buildings and improvements	**24,656,022**	26,188,501
Machinery and equipment	**57,116,232**	56,263,774
Transportation equipment	**1,754,781**	1,772,221
Leasehold improvements	**3,309,180**	3,417,097
	90,620,044	91,499,922
Less accumulated depreciation	**59,927,134**	59,583,325
	$ 30,692,910	$ 31,916,597

Other assets:		
Cash value of life insurance	**$ 2,979,950**	$ 2,433,000
Other	**241,060**	504,438
	$ 3,221,010	$ 2,937,438

Accrued liabilities:		
Payroll and related expenses	**$ 1,018,117**	$ 951,320
Property taxes	**561,390**	841,236
Group insurance	**700,000**	805,000
Other	**759,419**	955,018
	$ 3,038,926	$ 3,552,574

Note 3. Pledged Assets and Long-Term Debt

Long-term debt at December 31, 2003 and 2002 is as follows:

	2003	2002
Senior Notes, insurance company	$ 5,142,859	$ 7,714,288
Indiana Development Finance Authority Bonds	900,000	1,200,000
State of Oregon Economic Development Revenue Bonds	2,400,000	2,800,000
State of North Carolina Economic Development Revenue Bonds	3,000,000	3,400,000
	11,442,859	15,114,288
Less current maturities	3,671,429	3,671,428
	$ 7,771,430	$ 11,442,860

The senior notes bear interest at a fixed rate of 6.82% and are unsecured. The notes are due in annual principal installments of $2,571,429 and the final installment is due September 15, 2005. This agreement requires that the Company maintain a minimum level of tangible net worth.

The Indiana Development Finance Authority Bonds are payable in annual installments of $300,000 plus interest at a variable tax exempt bond rate, set periodically to enable the bonds to be sold at par (1.4% at December 31, 2003). The final installment is due November 1, 2006. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $954,000.

The State of Oregon Economic Development Revenue Bonds are payable in annual installments of $400,000 plus interest at a variable tax exempt bond rate (1.4% at December 31, 2003). The final installment is due December 1, 2009. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $2,508,000.

The State of North Carolina Economic Development Revenue Bonds are payable in annual installments of $400,000 plus quarterly interest payments at a variable tax exempt bond rate (1.4% at December 31, 2003). Annual payments of $500,000 are due in each of the last two years with a final payment due August 1, 2010. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $3,108,000.

The Company has an unsecured revolving credit agreement which allows borrowings up to $10,000,000 or a borrowing base defined in the agreement and expires on May 31, 2006. Interest on this note is at prime or the Eurodollar rate plus a percentage based on the Company's cash flow. The Company pays a commitment fee of between .25% and .375% of the unused portion of the revolving line, based on the Company's cash flow. In addition, this agreement requires the Company to, among other things, maintain minimum levels of debt service coverage, tangible net worth, working capital, and debt to net worth.

Aggregate maturities of long-term debt for the next five years ending December 31, are 2004 $3,671,429; 2005 $3,671,430; 2006 $1,100,000; 2007 $800,000; 2008 $800,000; and thereafter $1,400,000.

In addition, the Company is contingently liable for standby letters of credit of approximately $2,700,000 to meet credit requirements for one of the Company's insurance providers.

Interest expense for the years ended December 31, 2003, 2002, and 2001 was approximately $755,000, $1,035,000, and $1,280,000 respectively.

Note 4. Equity Transactions

Shareholder Rights Plan:

On February 29, 1996, the Company's Board of Directors adopted a shareholder rights agreement, granting certain new rights to holders of the Company's common stock. Under the agreement, one right was granted for each share of common stock held as of March 20, 1996, and one right will be granted for each share subsequently issued. Each right entitles the holder to 1/100th of a preferred share after paying the exercise price (currently $30), and in an unfriendly takeover situation, to purchase Patrick common stock having a market value equal to two times the exercise price. Also, if the Company is merged into another corporation, or if 50 percent or more of the Company's assets are sold, then rightholders are entitled, upon payment of the exercise price, to buy common shares of the acquiring corporation's common stock having a then current market value equal to two times the exercise price. In either situation, these rights are not available to the acquiring party. However, these exercise features will not be activated if the acquiring party makes an offer to acquire the Company's outstanding shares at a price which is judged by the Board of Directors to be fair to all Patrick shareholders. The rights may be redeemed by the Company under certain circumstances at the rate of $.01 per right. The rights will expire on March 20, 2006. The Company has authorized 100,000 shares of preferred stock, Series A, no par value, in connection with this plan, none of which have been issued.

Repurchase of common stock:

The Company's Board of Directors from time to time has authorized the repurchase of shares of the Company's common stock, in the open market or through negotiated transactions, at such times and at such prices as management may decide.

Note 5. Commitments and Related Party Transactions

The Company leases office, manufacturing, and warehouse facilities and certain equipment under various noncancelable agreements, which expire at various dates through 2008. These agreements contain various renewal options and provide for minimum annual rentals plus the payment of real estate taxes, insurance, and normal maintenance on the properties. Certain of the leases are with the chairman emeritus/major shareholder and expire at various dates through August 31, 2005.

The total minimum rental commitment at December 31, 2003 under the leases mentioned above is approximately $3,728,000 which is due approximately $1,924,000 in 2004, $887,000 in 2005, $502,000 in 2006, $280,000 in 2007 and $135,000 in 2008.

The total rent expense included in the statements of operations for the years ended December 31, 2003, 2002, and 2001 is approximately $3,800,000, $3,900,000, and $4,300,000 respectively, of which approximately $828,000 was paid in 2003, $1,100,000 was paid in 2002, and $1,300,000 was paid in 2001, to the chairman emeritus/major shareholder.

In June 2002, the Company purchased a previously leased building complex near its principal offices in Elkhart, Indiana for its appraised value of $2,000,000 from the chairman emeritus/major shareholder.

Note 6. Major Customer

Net sales for the years ended December 31, 2003, 2002, and 2001 included sales to one customer accounting for 14.7%, 12.7%, and 11.9%, respectively of total net sales of the Company.

The balances due from this customer at December 31, 2003 and 2002 were approximately $2,031,000 and $2,119,000 respectively.

Note 7. Income Tax Matters

Federal and state income taxes (credits) for the years ended December 31, 2003, 2002, and 2001, all of which are domestic, consist of the following:

	2003	2002	2001
Current:			
Federal	$ 32,800	$ (233,900)	$ (2,133,000)
State	-	(176,000)	(473,000)
Deferred	(68,000)	473,000	(1,163,000)
	$ (35,200)	$ 63,100	$ (3,769,000)

The provisions for income taxes (credits) for the years ended December 31, 2003, 2002, and 2001 are different from the amounts that would otherwise be computed by applying a graduated federal statutory rate of 35% to income before income taxes. A reconciliation of the differences is as follows:

	2003	2002	2001
Rate applied to pretax income	$ (31,700)	$ 55,100	$ (3,339,000)
State taxes, net of federal tax effect	(4,000)	9,000	(572,000)
Other	500	(1,000)	142,000
	$ (35,200)	$ 63,100	$ (3,769,000)

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the current period plus or minus the change during the period in deferred tax assets and liabilities.

The composition of the deferred tax assets and liabilities at December 31, 2003 and 2002 is as follows:

	2003	2002
Gross deferred tax liability, accelerated depreciation	$ (2,040,000)	$ (2,057,000)
Gross deferred tax assets:		
Trade receivables allowance	99,000	119,000
Inventory capitalization	335,000	336,000
Accrued expenses	738,000	767,000
Deferred compensation	861,000	860,000
Unvested stock awards	248,000	197,000
Inventory reserves	144,000	18,000
AMT credit carryforward	63,000	115,000
State NOL carryforwards	301,000	600,000
Goodwill	452,000	276,000
Other	327,000	229,000
	3,568,000	3,517,000
Net deferred tax assets	$ 1,528,000	$ 1,460,000

The deferred tax amounts above have been reflected on the accompanying consolidated balance sheets as of December 31, 2003 and 2002 as follows:

	2003	2002
Current deferred tax assets	$ 1,954,000	$ 1,981,000
Long-term deferred tax liabilities	(426,000)	(521,000)
	$ 1,528,000	$ 1,460,000

Note 8. Self-Insured Plans

The Company has a self-insured health plan for its employees under which there is both a participant stop loss and an aggregate stop loss based on total participants. The Company is potentially responsible for annual claims not to exceed approximately $4,619,000 in the aggregate at December 31, 2003. The excess loss portion of the employees' coverage has been insured with a commercial carrier.

The Company is partially self-insured for its workers' compensation liability. The Company is responsible for a per occurrence limit, with an aggregate amount not to exceed approximately $2,750,000 on an annual basis. The excess loss portion of the employees' coverage has been insured with a commercial carrier.

The Company has accrued an estimated liability for these benefits based upon claims incurred.

Note 9. Compensation Plans

Deferred compensation obligations:

The Company has deferred compensation agreements with certain key employees. The agreements provide for monthly benefits for ten years subsequent to retirement, disability, or death. The Company has accrued an estimated liability based upon the present value of an annuity needed to provide the future benefit payments.

Bonus plan:

The Company pays bonuses to certain management personnel. Historically, bonuses are determined annually and are based upon corporate and divisional income levels. The charge to operations amounted to approximately $632,000, $790,000, and $540,000, for the years ended December 31, 2003, 2002, and 2001 respectively.

Profit-sharing plan:

The Company has a qualified profit-sharing plan, more commonly known as a 401(k) plan, for substantially all of its employees with over one year of service and who are at least 21 years of age. The plan provides for a matching contribution by the Company as defined in the agreement and, in addition, provides for a discretionary contribution annually as determined by the Board of Directors. The amounts of contributions for the years ended December 31, 2003, 2002, and 2001 were immaterial.

Stock option plan:

A summary of transactions of granted shares under option for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**274,775**	**$ 6.24**	349,800	$ 6.25	452,500	$ 12.55
Issued during the year	**-**	**-**	-	-	240,000	6.30
Canceled during the year	**(9,688)**	**6.24**	(44,430)	6.24	(342,700)	14.62
Exercised during the year	**(20,625)**	**6.25**	(30,595)	6.29	-	-
Outstanding, end of year	**244,462**	**$ 6.24**	274,775	$ 6.24	349,800	$ 6.24
Eligible, end of year for exercise	**223,425**	**$ 6.25**	182,856	$ 6.27	147,450	$ 6.27
Weighted average fair value of options granted during the year		N/A		N/A		$ 1.86

A further summary about fixed options outstanding at December 31, 2003 is as follows:

	Options Outstanding				Options Exercisable		
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price	
Exercise price of $6.13	84,150	6.5	$	6.13	63,113	$	6.13
Exercise price of $6.30	160,312	5.5	$	6.30	160,312	$	6.30

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions for 2001: dividend rate of 2.25% for all years; risk-free interest rate of 5.25%; expected lives of 5 years; and price volatility of 43%.

Stock award plan:

The Company has adopted a stock award plan for the non-employee directors. Grants awarded during May 2003 of 12,000 shares are subject to forfeiture in the event the recipient terminates within one year from the date of grant as a director. Of the 24,000 shares granted during May 2002, 12,000 shares vested in May 2003, and 12,000 shares are set to vest in May 2004. The related compensation expense is being recognized over the one-year vesting period. Total compensation expense for the years ended December 31, 2003 and 2002 was $241,260 and $188,840 respectively.

Note 10. Restructurings and Asset Impairments

In July 2003, the Company decided to close an unprofitable cabinet door division in the Wood Segment. Accordingly, the Company recorded restructuring charges of approximately $235,000, or $.03 per share, net of tax, related to severance, retention, and accrued vacation for approximately 61 hourly and salaried employees, all of which were terminated from this particular operation. Other charges included shut down expenses and the write-off of obsolete inventory. The operation was closed in September 2003 and all of the restructuring reserve was utilized in the fourth quarter.

In June 2002, the Company decided to close an unprofitable division in the Wood segment and consolidate it into another existing plant location. Accordingly, the Company recorded charges of approximately $269,000 which included plant shut down expenses, the write-down of obsolete inventory, and severance payments of approximately $62,000 to 51 employees. These restructuring charges approximated $162,000 after tax, or $.04 per share and were all utilized in the third quarter of 2002.

In 2001, restructuring charges were incurred from the decision to relocate two manufacturing plants in the Other segment and consolidate them into existing plant locations. The Company recorded charges of approximately $424,000 which included the write-down of obsolete inventory, plant shut down expenses, and severance payments of approximately $61,000 to 25 employees. These restructuring charges approximated $254,000 after tax, or $.06 per share. The restructuring reserve at December 31, 2001 was approximately $408,000, all of which was utilized in the first quarter of 2002.

During 2001 the Company determined that asset impairment existed by comparing the estimated future undiscounted cash flows of certain long lived-assets with their respective carrying values. Impairment charges were the result of two of the Company's divisions in the Other segment, which were non-core business units, experiencing negative operating results as well as lower projected sales volume levels due to the overall downturn in the Manufactured Housing and Recreational Vehicle Industries. Accordingly, the Company recorded a pre-tax charge to operations of approximately $2,834,000, of which, approximately $186,000 related to the write-down of certain fixed assets and $2,648,000 related to the write-down of goodwill. This charge approximated $1,700,000 after tax or $.38 per share in 2001.

Note 11. Contingencies

The Company is subject to claims and suits in the ordinary course of business. In management's opinion, current pending legal proceedings and claims against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

Note 12. Cash Flows Information

Supplemental information relative to the statements of cash flows for the years ended December 31, 2003, 2002, and 2001 is as follows:

	2003	2002	2001
Supplemental disclosures of cash flows information:			
Cash payments for:			
Interest	**$ 727,295**	$ 875,059	$ 1,062,450
Income taxes	**$ 81,285**	$ 717,232	$ 125,234
Supplemental schedule of noncash financing activities:			
Issuance of common stock for stock award plan	**$ 78,600**	$ 216,000	$ 170,640

Note 13. Unaudited Interim Financial Information

Presented below is certain selected unaudited quarterly financial information for the years ended December 31, 2003 and 2002 (dollars in thousands, except per share data):

	Quarter Ended				
	March 31,	June 30,	September 30,	December 31,	
	2003				
Net sales	**$ 67,285**	**$ 70,950**	**$ 70,267**	**$ 66,180**	
Gross profit	**7,071**	**8,562**	**8,909**	**7,641**	
Net income (loss)	**(900)**	**25**	**228**	**592**	*
Earnings (loss) per common share	**(0.20)**	**0.01**	**0.05**	**0.13**	
Weighted average common shares outstanding	**4,584,261**	**4,590,327**	**4,611,037**	**4,616,886**	

* During the 4th quarter ended December 31, 2003, the Company recorded pre-tax positive adjustments of $1.2 million, or .16 cents per share net of tax related to gains on disposal of a building, sale of equipment as a result of a plant closing, and increases in cash surrender value of life insurance policies.

	2002				
Net sales	$ 75,243	$ 82,567	$ 80,848	$ 70,097	
Gross profit	9,736	10,855	10,350	8,252	
Net income (loss)	270	636	153	(964)	*
Earnings (loss) per common share	0.06	0.14	0.03	(0.21)	
Weighted average common shares outstanding	4,529,770	4,544,015	4,556,136	4,557,970	

* During the 4th quarter ended December 31, 2002, the Company wrote-off receivables of approximately $1,600,000 which had an impact of $.21 per share, net of taxes.

Note 14. Segment Information

The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which segregates its business by product category and production/ distribution process. The Company's reportable segments are as follows:

Laminating -- Utilizes various materials including gypsum, particleboard, plywood, and fiberboard which are bonded by adhesives or a heating process to a number of products including vinyl, paper, foil, and high pressure laminate. These laminated products are utilized to produce furniture, shelving, wall, counter, and cabinet products with a wide variety of finishes and textures.

Distribution -- Distributes primarily pre-finished wall and ceiling panels, drywall and drywall finishing products, particleboard, hardboard, vinyl siding, roofing products, passage doors, building hardware, insulation, and other products.

Wood -- Uses raw lumber including solid oak as well as other hardwood materials or laminated particleboard or plywood to produce cabinet door product lines.

Other -- Includes aluminum extrusion and fabricating, an adhesive division, a pleated shade division, a plastic thermoforming division, and a machine manufacturing division.

The accounting policies of the segments are the same as those described in "Significant Accounting Policies," except that segment data includes intersegment revenues, as well as a charge allocating a majority of the corporate costs to each of its operating segments based on a percentage of sales. Assets are identified with the segments with the exception of cash, land and buildings, and intangibles which are identified with the corporate division. The corporate division charges rents to the segment for use of the land and buildings based upon market rates. The Company accounts for intersegment sales as if the sales were to third parties, that is, at current market prices. The Company also records income from purchase incentive agreements as corporate division revenue. The Company evaluates the performance of its segments and allocates resources to them based on a variety of indicators including revenues, cost of goods sold, earnings before interest and taxes (EBIT), and total identifiable assets.

The table below presents information about the net income (loss) and segment assets used by the chief operating decision makers of the Company as of and for the years ended December 31, 2003, 2002, and 2001.

	Laminating	Distribution	Wood	Other	Total
			2003		
Sales	$ 133,569	$ 89,992	$ 24,679	$ 26,442	$ 274,682
Sales, intersegment	6,549	639	587	8,005	15,780
Total sales	140,118	90,631	25,266	34,447	290,462
Cost of goods sold	127,593	78,980	23,962	30,421	260,956
EBIT	461	974	(1,379)	622	678
Identifiable assets	28,549	9,779	4,483	5,280	48,091
Depreciation	2,279	172	506	526	3,483

	Laminating	Distribution	Wood	Other	Total
			2002		
Sales	$ 142,156	$ 107,376	$ 31,266	$ 27,957	$ 308,755
Sales, intersegment	6,707	758	732	9,633	17,830
Total sales	148,863	108,134	31,998	37,590	326,585
Cost of goods sold	132,969	94,839	30,061	33,096	290,965
EBIT	2,530	1,847	(1,648)	240	2,969
Identifiable assets	33,609	10,357	5,207	5,614	54,787
Depreciation	2,461	250	626	627	3,964
			2001		
Sales	$ 127,092	$ 103,298	$ 29,256	$ 33,424	$ 293,070
Sales, intersegment	4,052	1,039	926	12,973	18,990
Total sales	131,144	104,337	30,182	46,397	312,060
Cost of goods sold	119,702	92,500	27,657	42,181	282,040
EBIT	(1,120)	619	(1,027)	(1,730)	(3,258)
Identifiable assets	30,324	12,561	5,323	8,318	56,526
Depreciation	2,644	343	647	1,201	4,835

A reconciliation of total segment sales, cost of goods sold, and EBIT to consolidated sales, cost of goods sold, and segment information to the consolidated financial statements as of and for the years ended December 31, 2003, 2002, and 2001 is as follows (dollars in thousands):

	2003	2002	2001
Sales:			
Total sales for reportable segments	**$ 290,462**	$ 326,585	$ 312,060
Elimination of intersegment revenue	**(15,780)**	(17,830)	(18,990)
Consolidated sales	**$ 274,682**	$ 308,755	$ 293,070

	2003	2002	2001
Cost of goods sold:			
Total cost of goods sold for reportable segments	**$ 260,956**	$ 290,965	$ 282,040
Elimination of intersegment cost of goods sold	**(15,780)**	(17,830)	(18,990)
Consolidation reclassifications	**(1,197)**	(1,397)	(1,535)
Corporate incentive agreements	**(1,815)**	(2,427)	(2,286)
Other	**335**	251	(171)
Consolidated cost of goods sold	**$ 242,499**	$ 269,562	$ 259,058
Earnings before interest and taxes (EBIT):			
EBIT for reportable segments	**$ 678**	$ 2,969	$ (3,258)
Corporate incentive agreements	**1,815**	2,427	2,286
Consolidation reclassifications	**852**	131	21
Gain (loss) on sale of property and equipment	**840**	(12)	67
Impairment charge	**-**	-	(2,834)
Restructuring charge	**(235)**	(269)	(424)
(Underallocated) corporate expenses	**(3,361)**	(4,197)	(4,437)
Consolidated EBIT	**$ 589**	$ 1,049	$ (8,579)
Consolidated assets:			
Identifiable assets for reportable segments	**$ 48,091**	$ 54,787	$ 56,526
Corporate property and equipment	**19,632**	22,235	22,586
Current assets not allocated to segments	**10,511**	6,703	9,917
Intangible and other assets not allocated to segments	**3,221**	2,937	3,209
Consolidation eliminations	**(313)**	(196)	(268)
Consolidated assets	**$ 81,142**	$ 86,466	$ 91,970
Depreciation and amortization:			
Depreciation for reportable segments	**$ 3,483**	$ 3,964	$ 4,835
Corporate depreciation and amortization	**2,414**	2,331	2,677
Consolidated depreciation and amortization	**$ 5,897**	$ 6,295	$ 7,512

Independent Auditor's Report
On The Supplemental Schedule And Consent

To the Board of Directors
Patrick Industries, Inc.
Elkhart, Indiana

Our audits of the consolidated financial statements of **Patrick Industries, Inc. and Subsidiaries** included Schedule II, contained herein, for each of the years in the three-year period ended December 31, 2003. Such schedule is presented for purposes of complying with the Securities and Exchange Commission's rule and is not a required part of the basic consolidated financial statements. In our opinion, such schedule presents fairly the information set forth therein, in conformity with generally accepted accounting principles.

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-04187) and in the related Prospectus of our report, dated January 23, 2004, with respect to the consolidated financial statements and schedule of **Patrick Industries, Inc. and Subsidiaries** included in this Annual Report on Form 10-K for the year ended December 31, 2003.

McGladrey & Pullen, LLP

Elkhart, Indiana
March 29, 2004

Patrick Industries, Inc.
And Subsidiaries

Schedule II
Valuation And Qualifying Accounts And Reserves
December 31, 2003, 2002, and 2001

	Balance At Beginning Of Period	Charged To Operations	Deductions From Reserves	Balance At Close Of Period
Allowance for doubtful accounts - deducted from trade receivables in the balance sheets:				
2001	$ 750,000	$ 196,195	$ 771,195	$ 175,000
2002	$ 175,000	$ 1,762,297	$ 1,637,297	$ 300,000
2003	**$ 300,000**	**$ (155,149)**	**$ (105,149)**	$ 250,000
	* Negative balances due to recovery of previously written off balances.			
Allowance for restructuring charges - in accrued liabilities in the balance sheets:				
2001	$ 126,000	$ 423,617	$ 141,617	$ 408,000
2002	$ 408,000	$ 269,180	$ 677,180	$ -
2003	**$ -**	**$ 235,000**	**$ 235,000**	$ -
Allowance for inventory write-downs - in accrued liabilities in the balance sheets:				
2001	$ 11,123	$ 3,510,816	$ 3,521,939	$ -
2002	$ -	$ 2,569,662	$ 2,484,505	$ 85,157
2003	**$ 85,157**	**$ 1,674,989**	**$ 1,518,716**	$ 241,430

INDEX TO EXHIBITS

Exhibit Number	Exhibits
3(a)	-Amended Articles of Incorporation of the Company as further amended (filed as Exhibit 3(a) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) ....
3(b)	-By-Laws of the Company (filed as Exhibit 3(b) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) ....
3(c)	- Preferred Share Purchase Rights Agreement (filed April 3, 1996 on Form 8-A and incorporated herein by reference) ....
10(a)	-Second Amendment to February 2, 1994 Credit Agreement, dated as of June 26, 1995 among the Company, NBD Bank, as agent, and NBD Bank, N.A. (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference) ....
10(b)	-Note Agreement, dated September 1, 1995, between the Company and Nationwide Life Insurance Company (filed as Exhibit 10(b) to the Company's Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference) ....
10(c)	-Commercial Lease and Option to Purchase dated as of October 1, 1995 between Mervin Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(c) to the Company's Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference) ....
10(d)	-First Amendment to Credit Agreement, dated as of October 27, 1994 among the Company, NBD Bank, as agent, and NBD Bank, N.A. (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(e)	-Loan Agreement dated as of December 1, 1994 between the State of Oregon Economic Development Commission, along with the Pledge and Security Agreement relating thereto (filed as Exhibit 10(b) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(f)	-Credit Agreement dated as of February 2, 1994 among the Company, NBD Bank, as agent, and NBD Bank, N.A. (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference) ....

Exhibit Number	Exhibits
10(g)	-Loan Agreement dated as of November 1, 1991 between the Company and the Indiana Development Finance Authority, along with the Pledge and Security Agreement relating thereto (filed as Exhibit 10(c) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) .....
*10(h)	-Patrick Industries, Inc. 1987 Stock Option Program, as amended (filed as Exhibit 10(e) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
*10(i)	-Patrick Industries, Inc. 401(k) Employee Savings Plan (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference) ....
*10(j)	-Form of Employment Agreements with Executive Officers (filed as Exhibit 10(e) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) .....
*10(k)	-Form of Deferred Compensation Agreements with Executive Officers (filed as Exhibit 10(f) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) ....
10(l)	-Commercial Lease and dated as of October 1, 1994 between Mervin D. Lung, as lessor, and the Company, as lessee (filed as Exhibit 10(k) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(m)	-Commercial Lease dated September 1, 1994 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(l) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(n)	-Commercial Lease dated November 1, 1994 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(m) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(o)	-Commercial Lease dated October 1, 1999 between Mervin D. Lung, as lessor, and the Company, as lessee (filed as Exhibit 10(o) to the Company's Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference) ....
10(p)	-Commercial Lease dated September 1, 2000 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(p) to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference)

Exhibit Number	Exhibits
10(q)	-Commercial Lease dated November 1, 2000 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(q) to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference) ....
10(r)	-Credit Agreement dated as of January 28, 2000 among the Company, Bank One, Indiana, N.A. (filed as Exhibit 10(r) to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference) ....
10(s)	-Commercial Lease dated August 1, 2001 between Mervin D. Lung Building Company, Inc., as lessor, and the company, as lessee (filed as Exhibit 10(s) to the Company's Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference) ....
10(t)	-Commercial Lease dated October 1, 2002 between M. D. Lung, Inc., as lessor, and the company, as lessee (filed as Exhibit 10(t) to the Company's Form 10-K for the fiscal year ended December 31, 2002 and incorporated herein by reference) ....
10(u)**	-Commercial Lease dated September 1, 2003 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(u) to the Company's Form 10-K for the fiscal year ended December 31, 2003 and incorporated herein by reference)..........
10(v)**	-Credit Agreement dated April 11, 2003 among the Company, Bank One, N.A. (filed as Exhibit 10(v) to the Company's Form 10-K for the fiscal year ended December 31, 2003 and incorporated herein by reference)...........
12**	-Computation of Operating Ratios..........
23	-Consent of accountants (included in Independent auditor's report on supplemental schedule & consent on page F-21) ....
31.1**	-Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer...........
31.2**	-Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer...........
32**	-Certification pursuant to 18 U.S.C. Section 1350 ....

*Management contract or compensatory plan or arrangement
**Filed herewith

CERTIFICATIONS

I, Keith V. Kankel, certify that:

1. I have reviewed this annual report on Form 10K of Patrick Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's Chief Financial Officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation ; and
    c) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's Chief Financial Officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

    a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date March 19, 2004

/S/Keith V. Kankel
Keith V. Kankel
(President)
(Chief Executive Officer)

CERTIFICATIONS

I, Andy L. Nemeth, certify that:

1. I have reviewed this annual report on Form 10K of Patrick Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's Chief Executive Officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation ; and
   c) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's Chief Executive Officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date March 19, 2004

/S/Andy L. Nemeth
Andy L. Nemeth
(Vice President Finance)
(Chief Financial Officer)

PATRICK INDUSTRIES, INC.
1800 S. 14TH STREET • P.O. BOX 638 • ELKHART, IN 46515
PHONE: (574) 294-7511 • FAX (574) 522-5213

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Patrick Industries, Inc. (the "Company") on Form 10K for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 that, based on their knowledge: 1) the Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/S/Keith V. Kankel
Keith V. Kankel, Chief Executive Officer

/S/Andy L. Nemeth
Andy L. Nemeth, Chief Financial Officer

March 19, 2004


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schelling
CUT TO SIZE
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EDGE BANDING
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CNC ROUTING
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Lamitech
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PATRICK HPL NEWEST ADDITION
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1 & 2 With nine convenient locations, Custom Vinyls specializes in the lamination of various overlays to a wide variety of substrates.

3 Our Nickell division manufactures shelving and drawer sides utilizing both direct print and base coat print, along with complete machining services.

4 & 5 Patrick Door division supplies cabinet doors and other cabinet components using both solid woods and prelaminated products.

6, 7, & 8 Cut to size components, Edge Banding, and CNC Routing are additional value added capabilities that we offer.

9 & 10 Our exclusive brand of Lamitech High Pressure Laminates gives us additional products to market to our growing industrial segment as well as being an excellent fit with our Manufactured Housing and Recreatiosnal Vehicle customers.

11 Patrick Metals manufactures a variety of aluminum extrusions for several different industries, many of which are distributed by our own Patrick divisions.


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SHEETROCK MH
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1 Interior passage doors are available in a variety of finishes and designs to coordinate with our customers decor.

2 Lighting kits with built in vents are a much welcome option at the retail level.

3 Demand for finished drywall homes has allowed us to broaden our extensive line of drywall and drywall finishing products.

4 Ceramic tile continues to be a popular choice with our customers.

5 Our Sun Adhesives division manufactures water based adhesives, paints, coatings, and vapor barrier products for a number of customers.

6 Complimenting our Sun Adhesives products, we offer a variety of private label environmentally safe sealants and caulks.

7 Mirrors and decorative glass continue to grow in popularity and are finding uses in everything from china doors to sliding glass closet doors.

8 One of our popular products is a waterproof, rodent resistant covering for the bottoms of manufactured homes and recreational vehicles.



PATRICK DISTRIBUTION CENTERS

Decatur, Alabama
Fontana, California (2)
Woodland, California
Valdosta, Georgia
Elkhart, Indiana
Halstead, Kansas
New Ulm, Minnesota
New London, North Carolina
Woodburn, Oregon
Mt. Joy Pennsylvania
Waco, Texas

PATRICK MANUFACTURING CENTERS

Decatur, Alabama (2)
Phoenix, Arizona
Fontana, California (2)
Ocala, Florida
Elkhart, Indiana (4)
Mishawaka, Indiana
Boulder City, Nevada
New London, North Carolina
Woodburn, Oregon (2)
Mt. Joy, Pennsylvania
Waco, Texas


CORPORATE OFFICE • P.O. BOX 638, 1800 SOUTH 14TH STREET • ELKHART, IN 46515
PHONE (574) 294-7511 • FAX (574) 522-5213 • HTTP://WWW.PATRICKIND.COM